Exhibit 10.1

EXECUTION COPY

STOCK PURCHASE AGREEMENT

between

WAS AVIATION SERVICES, INC.,

PEMCO AVIATION GROUP, INC.,

and

PEMCO WORLD AIR SERVICES, INC.

Dated as of July 10, 2007

i

EXHIBITS
Exhibit A	Voting Agreement
Exhibit B	Letter of Resignation and Release
Exhibit C	Form of Estoppel Certificate
Exhibit D	Escrow Agreement
Exhibit E	Site Map
Exhibit F	Equity Commitment Letter
Exhibit G	Services Agreement
Exhibit H	Access Agreement
Exhibit I	Scope of Work

INDEX OF DEFINED TERMS

Term	Page
737-200 Assignment Agreement	50
737-200 Data License Agreement	50
737-300 Assignment Agreement	51
737-300 Data License Agreement	50
757 Assignment Agreement	51
757 Data License Agreement	50
Access Agreement	39
Acquisition Proposal	36
Action	15
Aeroplex	51
Aggregate Environmental Losses	5
Agreement	1
Antitrust Division	31
Applicable Cleanup Level	54
Assignment Agreements	51
Audited Financial Statements	8
Boeing	51
Boeing Data License Agreements	51
Books and Records	33
Business Day	51
Business Employees	18
Buyer	1
Buyer Losses	47
CAA	16
CAAC	39
Change of Control	51
Closing	2
Closing Balance Sheet	5
Closing Date	2
Closing Date Cash Amount	4
Closing Net Working Capital Estimate	4
COBRA	46
Code	18
Collective Bargaining Agreement	51
Company	1
Company Benefit Plans	18
Company Intellectual Property	53
Company Owned Intellectual Property	53
Confidentiality Agreement	30
Consultant	39
Consultant Opinion Report	40
Contract	52
Cost Estimate Range	40
Current Assets	52
Current Environmental Losses	5
Current Liabilities	52
DefensePemco Names	34
Discounted Future Environmental Losses	5
Draft Closing Balance Sheet	4

Term	Page
EASA	39
Environmental Cost Estimate	40
Environmental Indemnity Cap	49
Environmental Laws	17
Environmental Losses	49
Environmental Offset Amount	52
Environmental Permits	17
Equity Commitment	28
Equity Commitment Letter	28
ERISA	18
FAA	3
Financial Statements	9
Five Year Report	5
Former Business Employee	18
FTC	31
GAAP	9
GECAS Litigation	52
Governmental Authority	15
Guarantees	35
Hazardous Substances	17
HSR Act	31
Indebtedness	52
Independent Accounting Firm	52
Independent Actuarial Firm	52
Initial Closing Balance Sheet	4
Intellectual Property	52
knowledge	53
Law	53
Lease	11
Leased Personal Property	12
Lessor	39
Licenses and Permits	16
Lien	53
Material Adverse Effect	53
Material Contracts	22
Most Recent Financial Statements	9
Net Working Capital	53
Net Working Capital Target	53
Off-Site Phase II Report	40
Off-Site Phase II Work	39
Off-Site Property	39
Off-Site Property Owner	39
On-Site Scope of Work	39
Order	53
Owned Personal Property	12
Pemco Names	34
Permitted Liens	53
Person	54
Phase II ESA	39
Phase II Report	39
Plan Expenses	46

Term	Page
Policies	21
Principal Stockholders	1
Proxy Statement	37
Purchase	1
Purchase Price	2
Real Property	11
Release	16
Released Party	37
Releasing Party	37
Remedial Actions	40
Remediation	54
Remediation Standard	54
Representatives	30
Required Seller Stockholders	23
Returns	13
SEC	37
Section 338(h)(10) Allocations	44
Section 338(h)(10) Election	44
Securities Act	29
Seller	1
Seller Benefit Plan	18
Seller Common Stock	1
Seller Group	14
Seller Losses	48
Seller Noncompetition Period	36
Seller Stockholders’ Meeting	38
Seller’s Report	4
Services Agreement	32
Site Map	27
Solvency Letter	38
Solvent	26
Stock	1
Straddle Period	44
Tax	13
Taxes	13
Third Party Proceeds	50
Title IV Plan	18
Transaction Documents	54
Transfer Taxes	43
Transferred Plan	45
Transferred Plan Underfunding Amount	2
Voting Agreement	1

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT, dated as of July 10, 2007 (the “Agreement”), between WAS Aviation Services, Inc., a Delaware corporation (“Buyer”), Pemco Aviation Group, Inc., a Delaware corporation (“Seller”) and Pemco World Air Services, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H :

WHEREAS, Seller owns One Thousand (1,000) shares of common stock, par value $0.0001 per share, of the Company, constituting all issued and outstanding shares of the Company (such shares being referred to herein as the “Stock”);

WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the Stock on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of each of Seller and Buyer has approved the sale and purchase of the Stock (the “Purchase”); and

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to Buyer’s willingness to enter into this Agreement, Michael E. Tennenbaum, Tennenbaum & Co., LLC, Tennenbaum Capital Partners, LLC, SVIM/MSM, LLC and MassMutual Life Insurance Company (the “Principal Stockholders”) will enter into an agreement, substantially in the form attached hereto as Exhibit A (the “Voting Agreement”), pursuant to which, among other things, the Principal Stockholders agree to vote their respective shares of common stock, par value $0.0001 per share, of Seller (the “Seller Common Stock”), approving this Agreement and the transactions contemplated hereby (including the Purchase), upon the terms and subject to the conditions set forth in the Voting Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby and thereby, the parties hereto agree as follows:

ARTICLE I

THE PURCHASE; CERTAIN RELATED MATTERS

1.1. The Purchase. Subject to the satisfaction or waiver of the conditions set forth in this Agreement, at the Closing (as defined below) and as of the Closing Date (as defined below), Seller shall sell to Buyer and Buyer shall purchase from Seller, the Stock.

1.2. Purchase Price. The purchase price for the Stock (the “Purchase Price”) shall be an amount equal to Forty Three Million Dollars ($43,000,000), less the sum of (a) the Environmental Offset Amount, if any, and (b) Five Million Seven Hundred Fifty Thousand Dollars ($5,750,000) (the “Transferred Plan Underfunding Amount”), subject to adjustment pursuant to Section 1.5(a). The Purchase Price shall be payable in immediately available federal funds to such bank accounts of Seller, in the United States, as shall be designated by Seller prior to Closing.

1.3. Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 9.2, and subject to the satisfaction or waiver of the conditions set forth in Article V hereof, the closing of the Purchase (the “Closing”) will take place at 9:00 a.m. on the second Business Day following the satisfaction or waiver of each of the conditions set forth in Article V (the “Closing Date”), at the offices of Morgan, Lewis & Bockius, LLP, 101 Park Avenue, New York, New York 10178, unless another date, time or place is agreed to in writing by the parties hereto. The Closing shall be deemed effective as of 12:01 a.m., Eastern Standard Time, on the Closing Date.

1.4. Closing Deliveries.

(a) At the Closing, Buyer shall deliver to Seller:

(i) the Closing Date Cash Amount less the sum of (A) the Environmental Offset Amount, if any and (B) the Escrow Amount, if any;

(ii) the documents described in Sections 5.3(c), (d) and (e); and

(iii) such other documents and instruments as counsel for Seller shall reasonably request to consummate the transactions described herein.

(b) At the Closing, Seller shall deliver to Buyer:

(i) stock certificate(s) evidencing the Stock duly endorsed in blank, or accompanied by stock powers duly executed in blank, for transfer to Buyer, together with any required deed or stock transfer stamps;

(ii) the documents described in Sections 5.2(c), (d) and (e);

(iii) an executed receipt for the Closing Date Cash Amount less the sum of (A) the Environmental Offset Amount, if any and (B) the Escrow Amount, if any;

(iv) a good standing certificate for the Company issued by the Secretary of State of its state of incorporation and of such other applicable jurisdictions where the Company is qualified to do business, dated as of a date within twenty (20) days of the Closing Date;

(v) a bring-down good standing certificate for the Company, dated as of the Closing Date, issued by the Secretary of State of its state of incorporation;

(vi) a certificate signed by the Seller of its non-foreign status pursuant to Section 1.1445-2(b)(2) of the Treasury Regulations;

(vii) evidence of the consents listed on Schedule 1.4(b)(vii), which shall (A) be in form and substance reasonably satisfactory to Buyer, (B) not be subject to the satisfaction of any condition that has not been satisfied or waived and (C) be in full force and effect;

(viii) evidence of the assignment to the Company of the Contracts listed on Schedule 1.4(b)(viii), which shall (A) be in form and substance reasonably satisfactory to Buyer, (B) not be subject to the satisfaction of any condition that has not been satisfied or waived and (C) be in full force and effect;

(ix) evidence of the assignment or transfer to the Company of the Licenses and Permits listed on Schedule 1.4(b)(ix), which shall (A) be in form and substance reasonably satisfactory to Buyer, (B) not be subject to the satisfaction of any condition that has not been satisfied or waived and (C) be in full force and effect;

(x) evidence that the United States Federal Aviation Administration (“FAA”) has acknowledged receipt of notice from the Company of the planned Purchase;

(xi) a duly executed letter of resignation and release in the form attached hereto as Exhibit B by those individuals with respect to their positions as directors or officers of the Company as may be requested by Buyer;

(xii) an estoppel certificate with respect to the Real Property, substantially in the form attached hereto as Exhibit C;

(xiii) evidence of the consents listed on Exhibit A to the Services Agreement, which shall (A) be in form and substance reasonably satisfactory to Buyer, (B) not be subject to the satisfaction of any condition that has not been satisfied or waived and (C) be in full force and effect; and

(xiv) such other documents and instruments as counsel for Buyer shall reasonably request to consummate the transactions described herein.

1.5. Working Capital Purchase Price Adjustments. The Purchase Price shall be subject to adjustment on a dollar-for-dollar basis as set forth below.

(a) Three (3) days prior to the Closing Date, Seller shall prepare, or cause to be prepared, and deliver to Buyer a balance sheet of the Company on a consolidated basis (the “Initial Closing Balance Sheet”), which shall set forth the Seller’s estimate of the Net Working Capital as of the Closing Date (as modified pursuant to any reasonable comments from Buyer, the “Closing Net Working Capital Estimate”). The Initial Closing Balance Sheet shall be prepared in conformity with GAAP applied on a basis consistent with that applied in the preparation of the Financial Statements with only such deviations from GAAP as are set forth in Schedule 1.5(a). On the Closing Date, the Closing Net Working Capital Estimate will be compared to the Net Working Capital Target. If the Net Working Capital Target (i) is less than the Closing Net Working Capital Estimate, the Purchase Price shall be increased by an amount of cash equal to the difference between the Closing Net Working Capital Estimate and the Net Working Capital Target, or (ii) exceeds the Closing Net Working Capital Estimate, the Purchase Price shall be decreased by an amount of cash equal to the difference between the Net Working Capital Target and the Closing Net Working Capital Estimate. The Purchase Price, as adjusted pursuant to this Section 1.5(a), shall constitute the “Closing Date Cash Amount”.

(b) Draft Closing Balance Sheet. As soon as practicable following the Closing, Buyer shall prepare a balance sheet of the Company on a consolidated basis as of the time immediately prior to the effective time of the Closing (the “Draft Closing Balance Sheet”), which shall also include a calculation of Net Working Capital. The Draft Closing Balance Sheet shall be prepared in conformity with GAAP applied on a basis consistent with that applied in the preparation of the Financial Statements with only such deviations from GAAP as are set forth in Schedule 1.5(b). Buyer will deliver the Draft Closing Balance Sheet to Seller not later than sixty (60) days following the Closing Date.

(c) Review by Seller. As soon as practicable, but in any event within thirty (30) days of receipt of the Draft Closing Balance Sheet, Seller shall provide to Buyer a written report indicating its agreement with, or specific, itemized and quantified objections to, the Draft Closing Balance Sheet (“Seller’s Report”). All other items on the Draft Closing Balance Sheet which have not been cited in Seller’s Report shall be deemed accepted by Seller. Failure by Seller to object to the Draft Closing Balance Sheet within such thirty (30) day period shall be deemed to be Seller’s acceptance of the entire Draft Closing Balance Sheet and all items therein.

(d) Agreement on Closing Balance Sheet.

(i) Within fifteen (15) days of the receipt by Buyer of Seller’s Report, Seller and Buyer shall endeavor to agree on any matters in dispute. Any matter that Buyer chooses not to dispute on Seller’s Report within such fifteen (15) day period shall be deemed accepted by Buyer.

(ii) If Buyer and Seller are unable to agree on any remaining matters in dispute within fifteen (15) days after Buyer’s receipt of Seller’s Report, then the matters in dispute will be submitted for resolution to the national office of the Independent Accounting Firm, which shall within thirty (30) days of such submission determine and issue a written report to Seller and Buyer upon such disputed items (in no event enlarging upon any such disputed item and in no event adding any new or additional item to those set forth in Seller’s Report), and such written decision shall be final and binding upon the parties hereto. Seller and Buyer shall cooperate reasonably with each other and each other’s representatives to enable the Independent Accounting Firm to render a written decision as promptly as possible. The fees and expenses of the Independent Accounting Firm shall be borne by Seller and Buyer in inverse proportion to their respective success on the merits and such allocation of fees and expenses shall be calculated by the Independent Accounting Firm and shall be final and binding on the parties. At any time, Buyer and Seller may agree to settle any objections raised in Seller’s Reports, which agreement shall be in writing and binding upon each of Buyer and Seller with respect to the subject matter of any such objection so resolved.

(iii) The balance sheet incorporating the resolution of matters in dispute (if any), or, in the alternative, the Draft Closing Balance Sheet as approved in writing by Seller (or deemed approved by Seller), is referred to as the “Closing Balance Sheet.” The Closing Balance Sheet shall have the legal effect of an arbitral award and shall be final, binding, and conclusive on the parties hereto.

(e) Working Capital Purchase Price Adjustment. Within two (2) Business Days after the Closing Balance Sheet is approved in writing by Seller (or deemed approved by Seller), Buyer or Seller, as the case may be as determined below, shall make the following payment by wire transfer of immediately available funds to an account designated by Buyer or Seller, as the case may be:

(i) if the Net Working Capital reflected on the Closing Balance Sheet is greater than the Closing Net Working Capital Estimate, then Buyer shall make a payment to Seller in an amount equal to such excess; or

(ii) if the Net Working Capital reflected on the Closing Balance Sheet is less than the Closing Net Working Capital Estimate, then Seller shall make a payment to Buyer in an amount equal to such shortfall.

1.6. Reassessment of Environmental Losses. On the fifth anniversary of the Closing Date, Buyer shall deliver to Seller a report (the “Five Year Report”) prepared by the Consultant, or such other reputable environmental consultant as the parties shall mutually agree, that sets forth (i) the amount of all Environmental Losses incurred as of the fifth anniversary of the Closing Date (the “Current Environmental Losses”) and (ii) an estimate of the Environmental Losses reasonably likely to be incurred thereafter (with a year-by-year breakdown of all anticipated Environmental Losses). The net present value (calculated using a discount rate of 10%) of all anticipated Environmental Losses identified in the Five Year Report reasonably likely to be incurred after the five year anniversary of the Closing Date shall be referred to as the “Discounted Future Environmental Losses” (together with the Current Environmental Losses, the “Aggregate Environmental Losses”).

1.7. Environmental Offset and Escrow.

(a) In the event that the Environmental Cost Estimate is greater than $2,000,000, at the Closing, Buyer and Seller shall enter into an escrow agreement, substantially in the form of Exhibit D hereto (the “Escrow Agreement”), pursuant to which Buyer will deposit an amount equal to such excess (the “Escrow Amount”) into an account (the “Escrow Account”) with JPMorgan Chase Bank, N.A., as escrow agent (the “Escrow Agent”); provided, that the Escrow Amount shall in no event exceed $1,000,000.

(b) Buyer shall have the right to use the Environmental Offset Amount to satisfy any Environmental Losses incurred by Buyer in an amount in excess of One Million Dollars ($1,000,000) and then only to the extent of such excess. In the event that any Aggregate Environmental Losses exceed the sum of (i) the Environmental Offset Amount plus (ii) One Million Dollars ($1,000,000), Buyer shall have the right to use the Escrow Amount (together with all interest accrued thereon), if any, to satisfy any such excess amounts.

1.8. Environmental Offset Release. Within two (2) Business Days after the fifth anniversary of the Closing Date, Buyer shall pay to Seller, by wire transfer of immediately available funds to an account designated by Seller, an amount, if any, equal to the following:

(a) the Environmental Offset Amount if the Aggregate Environmental Losses are less than or equal to One Million Dollars ($1,000,000); or

(b) the Environmental Offset Amount less the Aggregate Environmental Losses in excess of One Million Dollars ($1,000,000), but only to the extent that such excess amount is less than the Environmental Offset Amount.

For the avoidance of doubt, the Seller shall not be entitled to any portion of the Environmental Offset Amount in the event that the Aggregate Environmental Losses in excess of One Million Dollars ($1,000,000) exceed the Environmental Offset Amount.

1.9. Escrow Release. To the extent that the parties have entered into the Escrow Agreement, within two (2) Business Days after the fifth anniversary of the Closing Date, Buyer shall instruct the Escrow Agent to release to Seller, subject to such withholdings that may be required by applicable Tax Law, an amount equal to the following:

(a) the Escrow Amount (together with all interest accrued thereon) if the Aggregate Environmental Losses are less than or equal to One Million Dollars ($1,000,000); or

(b) the Escrow Amount (together with all interest accrued thereon) if the Aggregate Environmental Losses are less than or equal to (A) One Million Dollars ($1,000,000) plus (B) the Environmental Offset Amount; or

(c) an amount (together with all interest accrued thereon) equal to the amount, if any, by which the Escrow Amount exceeds (A) the Aggregate Environmental Losses minus (B) the sum of (a) the Environmental Offset plus (b) One Million Dollars ($1,000,000).

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer as of the date hereof and as of the Closing Date as follows:

2.1. Due Organization.

(a) Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Seller has all requisite power and authority to enter into this Agreement and to perform its obligations hereunder.

(b) The Company is duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to enter into this Agreement and to perform its obligations hereunder. The Company (i) has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, and (ii) is in good standing and is duly qualified to transact business in each jurisdiction in which its ownership or leasing of property or assets or its conduct of business would require such qualification, except where the failure to so qualify is not and would not be reasonably likely to, individually or in the aggregate, have a Material Adverse Effect. Set forth on Schedule 2.1(b) are the jurisdictions in which the Company is qualified to transact business.

2.2. Authorization and Validity of Agreement. The execution, delivery and performance by Seller of this Agreement and the other Transactions Documents and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Seller, and no other action on the part of Seller is necessary for the execution, delivery and performance by Seller of this Agreement or the other Transaction Documents and the consummation by it of the transactions contemplated hereby and thereby, subject to the approval of this Agreement by the Required Seller Stockholders (as defined below). This Agreement has been duly executed and delivered by Seller and this Agreement is, and, when executed and delivered, each of the other Transaction Documents will be, a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except to the extent that its enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting creditors’ rights generally and by general equity principles.

2.3. Subsidiaries. Except as set forth on Schedule 2.3, the Company does not own or control, directly or indirectly, or have any direct or indirect equity participation in, any corporation, partnership, limited liability company, trust, joint venture or other business association.

2.4. No Conflict. Except as set forth on Schedule 2.4, except as specifically contemplated in this Agreement (including, without limitation, with respect to the approval of the Required Seller Stockholders), the execution, delivery and performance by Seller of this Agreement and the other Transaction Documents and the consummation by it of the transactions contemplated hereby and thereby: (a) do not and will not violate, in any material respect, any Law or Order applicable to Seller or the Company; (b) do not and will not require any (i) consent or approval of, or (ii) material filing with or notice to, any Governmental Authority under any Law applicable to Seller or the Company, except for any consent, approval, filing or notice requirements which become applicable solely as a result of the specific regulatory status of Buyer or its affiliates or which Buyer or its affiliates are otherwise required to obtain; (c) do not and will not violate any provision of the organizational documents of Seller or the Company; (d) do not and will not, in any material respect, violate, breach, conflict with, or result in the termination of, or constitute a default under, or result in the loss of material rights of the Company under, or result in the acceleration of the performance by the Company under, any Material Contract (as defined below); and (e) do not and will not require the authorization or order of, registration, declaration or filing with, or notice to, any Governmental Authority or other Person with respect to Seller or the Company in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, except for such filings as may be required under the HSR Act.

2.5. Capitalization; Ownership of Stock.

(a) The authorized capital stock of the Company consists of 1,000 shares of common stock, $0.0001 par value per share, all of which are outstanding as of the date hereof. Seller is and will be on the Closing Date the record and beneficial owner of the Stock. Seller holds the Stock free and clear of all Liens. All of the Stock has been duly authorized and validly issued and is fully paid and nonassessable and was issued in compliance with applicable laws. Upon the transfer of the Stock to Buyer on the Closing Date in accordance with Section 1.1, Buyer will receive good and marketable title to the Stock, free and clear of all Liens.

(b) There are no (i) outstanding options, warrants or other rights of any kind relating to the sale, issuance or voting of any shares of capital stock of any class of, or other ownership interests in, the Company which have been issued, granted or entered into by the Company or any securities convertible into or evidencing the right to purchase any shares of capital stock of any class of, or other ownership interests in, the Company; (ii) shares of capital stock of the Company reserved for any purpose; (iii) preemptive or similar rights with respect to the issuance, sale or other transfer (whether present, past or future) of capital stock of the Company; or (iv) agreements or other obligations (contingent or otherwise) which may require the Company to repurchase or otherwise acquire any shares of its capital stock.

2.6. Financial Statements. Schedule 2.6 contains a copy of (a) the audited balance sheet of the Company as of December 31, 2006, and the related statement of operations and cash flows for the year ended December 31, 2006 (together with the notes thereto, the “Audited Financial Statements”), and (b) the unaudited balance sheet of the Company as of and for the quarter ended March 31, 2007, and the related statement of operations and cash flows as of and for the same period (the “Most Recent Financial Statements,” and together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements have been prepared in accordance with generally accepted accounting principles as applied in the United States on a consistent basis (“GAAP”), except as may be indicated in the notes thereto. The Financial Statements present fairly in all material respects the financial condition and results of operations of the Company as of the dates and for the periods stated therein, subject in the case of the Most Recent Financial Statements to the absence of notes and normal year-end adjustments not inconsistent with prior practice.

2.7. Absence of Material Adverse Change. Except as expressly contemplated hereby and except as set forth on Schedule 2.7, since the Most Recent Financial Statements, the Company has conducted its business in the ordinary course of business consistent with past practice, and the Company has not:

(a) redeemed or purchased, directly or indirectly, any Stock or declared, set aside or paid any dividends or distributions with respect to any Stock or any other security issued by it;

(b) split, combined, altered any term of or reclassified the Stock, or issued, sold or transferred any of its equity securities, securities convertible into its equity securities or warrants, options or other rights to acquire its equity securities, or any bonds or other securities issued by it;

(c) incurred any Indebtedness or become liable as a guarantor for any amount in excess of $100,000 in the aggregate, except for Current Liabilities incurred in the ordinary course of business consistent with past practice;

(d) discharged or satisfied any lien or encumbrance in excess of $100,000, other than in the ordinary course of business consistent with past practice;

(e) mortgaged, pledged or subjected to any Lien any of its properties or assets, except (i) Liens securing obligations of less than $100,000 and (ii) Liens for current property taxes or assessments not yet due and payable with respect to which the Company maintains adequate reserves;

(f) sold, leased, assigned or transferred any of its properties or assets, or canceled without reasonable consideration any Indebtedness owing to or held by it, in each case except in the ordinary course of business consistent with past practice;

(g) made or granted any bonus or any wage or salary increase to any current or former employee or group of employees, directors, leased employees, contractors or consultants (other than in the ordinary course of business in accordance with past practice, or as required pursuant to the terms of any existing Company Benefit Plans or any existing Collective Bargaining Agreement) or made or granted any increase in any employee benefit plan or arrangement, or amended or terminated any existing employee benefit plan or arrangement or adopted any new employee benefit plan or arrangement (other than as contemplated hereby, as required pursuant to the terms of any existing Collective Bargaining Agreement or as required by applicable law) or entered into, modified or supplemented any employment, severance, Collective Bargaining Agreement or termination agreement;

(h) made capital expenditures or commitments therefor that aggregate in excess of $100,000;

(i) made any loans or advances to, or guarantees for the benefit of, any Person, including its affiliates (other than loans or advances made to employees in the ordinary course of business consistent with past practice);

(j) entered into or materially modified any Material Contracts or waived any material rights or obligations thereunder, except in the ordinary course of business consistent with past practice;

(k) entered into any other transaction or agreement requiring the Company to make aggregate payments in excess of $100,000, other than in the ordinary course of business consistent with past practice;

(l) amended or modified any of its organizational documents;

(m) suffered any material damage, destruction or loss with respect to any of its properties or assets, whether or not covered by insurance;

(n) made any material changes in accounting practices;

(o) made any material Tax election, changed its method of Tax accounting in any material respect or settled any material claim for Taxes;

(p) experienced any labor dispute;

(q) suffered any change that has had or would reasonably be expected to have a Material Adverse Effect; or

(r) agreed or entered into any arrangement to do any of the foregoing.

2.8. Absence of Undisclosed Liabilities. Except as set forth on Schedule 2.8, the Company has no obligations, liabilities or commitments of any nature whatsoever, asserted or unasserted, known or unknown, accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due and regardless of when or by whom asserted, which would be required to be set forth on a balance sheet prepared in accordance with GAAP, except (a) liabilities incurred in the ordinary course of business consistent with past practice, (b) liabilities reflected on the Financial Statements and the notes thereto (to the extent not heretofore extinguished), (c) liabilities which in the aggregate are not material in amount, (d) obligations and liabilities incurred at the request or with the consent of Buyer.

2.9. Real Property.

(a) The Company owns no real property.

(b) Schedule 2.9 lists all real property leased by the Company as of the date hereof (the “Real Property”). The Real Property includes all interests in real property used in the conduct of business and operations of the Company as currently conducted. Seller has made available to Buyer a true and complete copy of every lease and sublease (if applicable) pursuant to which the Company is a party or by which it is bound, a list of which is set forth on Schedule 2.9 (each a “Lease”). Except as disclosed on Schedule 2.9: (i) such Lease is in full force and effect, and the Company holds a valid and existing leasehold interest under each Lease, free and clear of all Liens other than Permitted Liens; (ii) neither the Company nor, to the knowledge of Seller, any other party to such Lease, is in breach or default, and no event has occurred which, with notice or lapse of time or both, would constitute such a breach or default or permit termination, modification or acceleration, under such Lease; and (iii) such Lease will continue to be binding in accordance with its terms following the Closing, except as may result from actions that may be taken by Buyer or its affiliates following the Closing. Except as set forth on Schedule 2.9: (A) the other parties to the Leases are not an affiliate of, and otherwise do not have any economic interest in, Seller or the Company; (B) the transactions contemplated by this Agreement do not require the consent of or notice to any other party to the Leases, will not result in a breach or default under the Leases, will not give rise to any recapture or similar rights, and will not otherwise cause any of the Leases not to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing; (C) no security deposit or portion thereof deposited with respect to any Lease has been applied in respect of a breach or default under any Lease which has not been redeposited in full; (D) none of the Leases contain any unsatisfied capital expenditure requirements or repair obligations of Seller or the Company other than ordinary maintenance and repair obligations; (E) none of the Leases have been leased, subleased, licensed or otherwise assigned to a third party by Seller or the Company, and Seller or the Company have not collaterally assigned or granted any other security interest in such Lease or any interest therein to any other person; and (F) there are no outstanding termination fees or contingent liabilities related to any Leases that have expired or been terminated.

(c) The uses for which the buildings, facilities and other improvements located on the Real Property are zoned do not restrict, or impair, in any material respect the use of the Real Property for purposes of the businesses of the Company.

(d) There are no pending or, to Seller’s knowledge, threatened condemnation, eminent domain, fire, health, safety, building, zoning or other land use regulatory proceedings, lawsuits or administrative actions relating to the future use of or requiring any change in the present use or operations of any portion of the Real Property. Neither the Seller, nor the Company has received notice of any pending or threatened special assessment proceedings affecting any portion of the Real Property.

(e) The Real Property and all present uses and operations of the Real Property comply in all material respects with all Laws, covenants, conditions, restrictions, easements, disposition agreements and similar matters affecting the Real Property. The Real Property and its continued use, occupancy and operation as used, occupied and operated in the conduct of the businesses of the Company do not constitute a nonconforming use and is not the subject of a special use permit under any Law.

(f) No Person other than the Company is in possession of any of the Real Property or any portion thereof, and there are no leases, subleases, licenses, concessions or other agreements, written or oral, granting to any Person other than the Company the right of use or occupancy of the Real Property or any portion thereof. No easement, utility transmission line or water main located on the Real Property adversely affects in any material respect the use of the Real Property or any improvement on the Real Property.

(g) All water, sewer, gas, electric, telephone and drainage facilities, and all other utilities required by any Law or by the use and operation of the Real Property in the conduct of the businesses of Company are installed to the property lines of the Real Property, are connected pursuant to valid permits to municipal or public utility services or proper drainage facilities and in all material respects are (i) fully operable, (ii) adequate to service the Real Property in the operation of the businesses of the Company and (iii) permit compliance with the requirements of all Laws in the operation thereof. All outstanding charges with respect to such utilities that are due and payable are paid in full. To Seller’s knowledge, no fact or condition exists which could result in the termination or material reduction of the current access from the Real Property to existing roads or to sewer or other utility services presently serving the Real Property.

(h) There are no defects in the buildings, improvements and structures or fixtures located on or at the Real Property that would materially impair the conduct of the Business by Buyer. The mechanical, electrical, plumbing, HVAC and other systems servicing the Real Property are in good working order and repair, ordinary wear and tear excepted.

2.10. Title to Personal Properties.

(a) With respect to material personal properties and assets that are owned by the Company (“Owned Personal Property”), including all such properties and assets reflected as owned on the Most Recent Financial Statements (other than inventory sold in the ordinary course of business since the date thereof), the Company has good and valid title to all of such properties and assets, free and clear of all Liens other than Permitted Liens.

(b) With respect to material personal properties and assets that are leased by the Company (“Leased Personal Property”), the Company has a valid leasehold interest in such Leased Personal Property and all such leases are in full force and effect. Neither the Company, nor to the knowledge of Seller, any other party thereto is in breach or default in any material respect, and no event has occurred which, with notice or lapse of time or both, would constitute a material breach or default or permit termination, modification or acceleration, under any such lease.

(c) Neither Seller nor any of its affiliates (other than the Company) has any interest in any equipment or other tangible assets or properties used in the businesses of the Company.

2.11. Condition of Properties. Except as disclosed on Schedule 2.11, (a) the Owned Personal Property and the Leased Personal Property constitute all material personal property necessary for the conduct of the Company’s business as presently conducted (except for assets and properties of Seller and its affiliates used to provide services to the Company as set forth on Schedule 2.11) and (b) the Owned Personal Property and the Leased Personal Property are in good operating condition and repair (subject to normal wear and tear given the use and age of such assets) and are usable in the continuing operations of the Company in substantially the same manner as such operations are presently conducted.

2.12. Tax Matters.

(a) Certain Defined Terms. For purposes of this Agreement, the following definitions shall apply:

(i) The term “Tax” and “Taxes” shall mean all taxes, however denominated, including any interest, penalties or other additions to tax or additional amounts with respect thereto that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and state income taxes), payroll and employee taxes, unemployment insurance taxes, social security taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes net proceeds, value added, withholding, employment, deed, escheat, unclaimed property, alternative or add-on minimum, windfall profits, transaction, lease, service, service use, severance, energy, workers’ compensation, capital, premium, and other taxes, assessments, customs duties, fees, levies or governmental charges of any nature whatever, whether disputed or not.

(ii) The term “Returns” shall mean with respect to the Company and with respect to the Seller Group, but only to the extent it reflects the business activity and property of the Company or a Tax that could be or become a liability of the Company, all returns, reports, estimates, declarations of estimated Tax, information statements and returns relating to, or required to be filed in connection with, any Taxes, including any schedule or attachment thereto.

(iii) The term “Seller Group” shall mean the federal consolidated Tax return group of which Seller and the Company are members and any similar group on which the income of Seller and the Company is reported on a combined, consolidated or unitary basis for the purposes of any state or local Tax; but only to the extent such return reflects the business activity and property of the Company or a Tax that could be or become a liability of the Company.

(b) Except as set forth on Schedule 2.12(b), (i) all Returns required to be filed by or on behalf of the Company or any Seller Group on or before the Closing Date have been or will be duly filed on a timely basis and are accurate and complete in all material respects, (ii) all Taxes (whether or not shown to be due and payable on the Returns or on subsequent assessments with respect thereto) of the Company and any Seller Group have been paid in full, (iii) the Company has timely withheld and paid over all Taxes required to have been withheld and paid over, and complied with all information reporting requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor or other third party for all periods for which the statute of limitations has not expired and (iv) there are no liens on any of the assets of the Company with respect to Taxes, other than liens for Taxes not yet due and payable.

(c) Except as set forth on Schedule 2.12(c), (i) there is no audit by a Governmental Authority or Taxing authority in process or pending with respect to any Tax of the Company or any Seller Group; (ii) no deficiencies exist or have been asserted, in writing, with respect to any Taxes of the Company or any Seller Group, and neither the Company nor any Seller Group has received written notice that it has not filed a Return or paid Taxes required to be filed or paid by it; (iii) neither the Company nor any Seller Group is a party to any action or proceeding for assessment or collection of any Taxes, nor has such event been asserted, in writing against the Company, any Seller Group or any of their respective assets; (iv) no waiver or extension of any statute of limitations is in effect with respect to any Taxes of the Company or any Seller Group; (v) the charges, accruals and reserves for Taxes with respect to the Company reflected on the books of the Company are adequate to cover material Tax liabilities accruing through the end of the last period for which the Company ordinarily records items on its books, (vi) the Company has no revenue deferred for Tax purposes; (vii) the Company has not agreed to and is not required to make by reason of a change in accounting method or otherwise, and could not be required to make by reason of a proposed or threatened change in accounting method or otherwise, any adjustment under Section 481(a) of the Code; (viii) the Company has not received (and is not subject to) any ruling from any Taxing authority and has not entered into (and is not subject to) any agreement with a Taxing authority; (ix) Seller and the Company have not entered into any compensatory agreements with respect to performance of services that could obligate it to make payments that would result in a nondeductible expense to the Company under Sections 162(m) or 280G of the Code or an excise Tax to the recipient of such payment pursuant to Section 4999 of the Code; (x) the Company has not participated in an international boycott as defined in Code Section 999; (xi) neither the Company nor any Seller Group has been the “distributing corporation” (within the meaning of Section 355(c)(2) of the Code) with respect to a transaction described in Section 355 of the Code within the three (3) year period ending as of the date of this Agreement and (xii) the Company and each member of a Seller Group have disclosed on its Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(d) The Company is not a party to any tax allocation agreement or tax sharing agreement and has not assumed the liability for Taxes of any other person under contract.

(e) Except as set forth on Schedule 2.12(e), the Company has no liability for the Taxes of any Person, (i) as a transferee or successor, (ii) by contract, (iii) under Section 1.1502-6 of the Treasury regulations (or any similar provision of state, local or foreign Law), or (iv) otherwise. The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale or open transaction disposition made on or prior to the Closing Date or (ii) prepaid amount received on or prior to the Closing Date. The Company has not participated in a “reportable transaction” within the meaning of Treas. Reg. § 1.6011-4(b).

(f) Except as set forth on Schedule 2.12(f), Seller has made available to Buyer complete and accurate copies of all of the Company’s Returns as filed that have been filed or will be filed (after giving effect to all valid extensions of time for filing) with respect to all Tax periods for which the applicable statute of limitations has not expired. Schedule 2.12(f) lists all jurisdictions in which the Company is required to pay Tax or file a Return under applicable state, local or foreign Tax Law.

(g) Except as set forth on Schedule 2.12(g), Seller owns all of the interests in Company that are treated as equity for U.S. federal income tax purposes. Seller is and will on the Closing Date be the “common parent” (as defined in Treasury Regulations Section 1.1502-77(a)(1)(i)) of a U.S. federal consolidated return group that includes Seller and Company. Seller has the authority to consent to making an election under Section 338(h)(10) of the Code and similar state elections with respect to the Purchase.

2.13. Legal Proceedings. Except as set forth on Schedule 2.13:

(a) (i) there are no actions, suits, proceedings, arbitrations, litigations, investigations (each, an “Action”) or orders pending or (to the knowledge of Seller) threatened against or affecting the Company at law or in equity, or before or by any federal, state, municipal, foreign or other governmental department, commission, board, bureau, agency, court or instrumentality, domestic or foreign, or airport authority (“Governmental Authority”), (ii) to the knowledge of Seller no event has occurred, nor circumstance exist, that may give rise or serve as a reasonable basis for any such Action and (iii) there is no Action against any current or (to the knowledge of Seller) former director or employee of the Company with respect to which the Company has or is reasonably likely to have an indemnification obligation; and

(b) there is no (i) unsatisfied judgment, penalty or award against the Company or any of its properties or assets or (ii) Order to which the Company or any of its properties or assets are subject.

2.14. Government Licenses, Permits and Related Approvals.

(a) Except as set forth on Schedule 2.14(a), the Company owns or possesses, and is in material compliance with, all permits, licenses, franchises, certificates, approvals and other authorizations which are required under foreign, federal, state and local laws and regulations in the conduct of its business as it is presently conducted including, all FAA certificates, licenses, and approvals, EASA certificates, licenses, validations, and approvals, and any additional foreign CAA certificates, licenses, validations, and approvals necessary to carry on its business as it is now being conducted (collectively, the “Licenses and Permits”).

(b) All Licenses and Permits are listed on Schedule 2.14(b).

(c) Such Licenses and Permits are valid and in full force and effect and no loss of any of the Licenses and Permits is pending, or, to the knowledge of Seller, threatened as a result of the transactions contemplated by this Agreement or otherwise, except for normal expiration in accordance with the terms thereof.

(d) Except as set forth on Schedule 2.14(d), neither Seller nor the Company has received any written notice or claim against the Company during the past five (5) years alleging a violation of any Laws applicable to its business and to which the Company is subject.

(e) To the knowledge of Seller, no event has occurred and no circumstances exist that (with or without the passage of time or the giving of notice) may result in a violation of, conflict with, failure on the part of the Company to comply with the terms of, or the revocation, withdrawal, termination, cancellation, suspension or modification of any of the Licenses and Permits. Neither Seller nor the Company has received notice regarding any violation of, conflict with, failure on the part of the Company to comply with the terms of, or any revocation, withdrawal, termination, cancellation, suspension or modification of, any of the Licenses and Permits.

(f) To the knowledge of Seller, there are no pending FAA or foreign civil aviation authority (“CAA”) enforcement actions against the Company.

2.15. Environmental Matters. Except as set forth on Schedule 2.15:

(a) the Company is and has been in compliance in all material respects with and has no material liability under all federal, state, local and foreign laws (including common law) and regulations relating to the protection of the environment and human and worker health and safety and/or relating to the spilling, releasing, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing (“Release”) or threatened Release, treatment, or storage of or exposure to pollutants, contaminants or hazardous or toxic materials, substances or wastes (“Hazardous Substances”) into ambient air, surface water, ground water, or lands, or otherwise relating to any legally binding regulation, code, order, decree, or judgment issued, entered, promulgated or approved thereunder (“Environmental Laws”);

(b) the Company holds and is and has been in compliance with all Licenses and Permits which are required under Environmental Laws (“Environmental Permits”);

(c) no loss of any Environmental Permits is pending, or, to the knowledge of Seller, threatened as a result of the transactions contemplated by this Agreement or otherwise, except for normal expiration in accordance with the terms thereof;

(d) neither Seller nor the Company has received any notice or claim, or is aware of any facts or circumstances which could reasonably be expected to form the basis for any claim, against the Company alleging a material violation of any Environmental Laws or Environmental Permits;

(e) there have been no Releases of any Hazardous Substances, and no person has been exposed to any Hazardous Substances at, to, in, on, under or from any real property currently or formerly owned, operated or leased by the Company (or any predecessors thereof) for which the Company is or may be liable, and neither Seller nor the Company has received any notice or claim alleging that the Company is or may be liable as a result of a Release of any Hazardous Substances at any location;

(f) (i) the Company is not subject to any outstanding Order from or agreement with any Governmental Authority or person relating to or arising under Environmental Laws, and (ii) the Company is not a party to any pending judicial or administrative proceedings or, to the knowledge of Seller, is the subject of any investigations by any Governmental Authority, pursuant to any Environmental Laws;

(g) neither Seller nor the Company has, expressly or by operation of law, assumed responsibility or agreed to indemnify or hold harmless any person for any liability or obligation relating to Environmental Laws;

(h) Seller has made available to Buyer all environmental reports, studies or audits in the possession or reasonable control of the Seller or the Company with respect to the Company or its properties or assets; and

(i) notwithstanding the generality of any other representations and warranties in this Agreement, the representations and warranties in this Section 2.15 and Sections 2.6 and 2.7 shall be deemed the only representations and warranties in this Agreement with respect to matters relating to Environmental Laws or to Hazardous Substances.

2.16. Employee Benefit Plans.

(a) Except as set forth on Schedule 2.16(a) (the plans disclosed on Schedule 2.16(a), being the “Company Benefit Plans”), the Company is not the sponsor of any “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), severance, change-in-control, employment, stock option, stock purchase, restricted stock, supplemental retirement, bonus or incentive plan, agreement, program or arrangement for the benefit of any current employees of the Company (the “Business Employees”) or former employees of the Company (the “Former Business Employees”) or its officers or directors. With respect to each Company Benefit Plan, Seller has made available to Buyer a written description or copy thereof.

(b) Schedule 2.16(b) sets forth each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), severance, change-in-control, employment, stock option, stock purchase, restricted stock, supplemental retirement, bonus or incentive plan, agreement, program or arrangement maintained or contributed to by Seller or any of its Subsidiaries for the benefit of any Business Employees or officers or directors of the Company (each a “Seller Benefit Plan”). With respect to each Seller Benefit Plan, Seller has made available to Buyer a complete and accurate written description or copy thereof.

(c) With respect to each Company Benefit Plan and with respect to each Seller Benefit Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA, Seller has made available to Buyer, as applicable, a true and correct copy of (i) the plan documents and all amendments thereto, (ii) the most recent annual report on Form 5500, (iii) each trust agreement and group annuity contract, (iv) the most recent valuation report, (v) the most recent favorable determination letter, and (vi) the most recent summary plan description.

(d) Each Company Benefit Plan and Seller Benefit Plan intended to be qualified within the meaning of Section 401 of the Internal Revenue Code of 1986, as amended (the “Code”) has received a favorable determination letter as to its qualification from the Internal Revenue Service and nothing has occurred since the date of such determination that could reasonably be expected to adversely affect such qualification.

(e) Each Company Benefit Plan, and each Seller Benefit Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA, has been administered in all material respects with its terms and applicable Law (including, but not limited to, ERISA and the Code, and all rules and regulations promulgated thereunder).

(f) Except as set forth on Schedule 2.16(f), with respect to each Company Benefit Plan and Seller Benefit Plan that is subject to Part 3 of Title I or Title IV of ERISA (a “Title IV Plan”): (i) no reportable event under Section 4043 of ERISA for which the notice requirement has not been waived has occurred; (ii) no accumulated funding deficiency, whether or not waived under Code Section 412 has been incurred; (iii) no liability to the Pension Benefit Guaranty Corporation has been incurred and all premiums required to be paid thereto have been paid on behalf of each Title IV Plan; and (iv) no event or condition exists which (A) would constitute grounds for termination by the Pension Benefit Guaranty Corporation or (B) has caused or would give rise to a partial termination of any such Title IV Plan.

(g) Except as set forth on Schedule 2.16(g), none of the Company Benefit Plans or Seller Benefit Plans is a “multiemployer plan” as defined in Section 3(37) of ERISA or has been subject to Sections 4063 or 4064 of ERISA. The Company has no liability, contingent or otherwise, with respect to a “multiemployer plan”

contributed to by Seller or any Person that together with the Company is or was at any time treated as a single employer under Section 414 of the Code or Section 4001 of ERISA.

(h) Except as set forth on Schedule 2.16(h), all contributions as well as obligations of the Company or Seller under any Company Benefit Plan or Seller Benefit Plan which are due for any period ending on or before the Closing Date have been paid or accrued by the Seller or the Company (as applicable) within the time required by Law.

(i) Except as set forth on Schedule 2.16(i), no Company Benefit Plan provides deferred compensation to any Business Employee or Former Business Employee that is taxable under Section 409A of the Code or would be taxable under Section 409A of the Code as a result of the transactions contemplated by this Agreement.

(j) No disputes are pending before, or to Seller’s knowledge, are threatened by any Governmental Authority or by any participant or beneficiary against any Company Benefit Plan, other than routine claims for benefits.

(k) No prohibited transaction (as defined in Section 406 of ERISA or Section 4975 of the Code) for which a statutory or administrative exemption does not exist has occurred with respect to any Company Benefit Plan which could result in a material liability to the Company.

(l) The Company has no liability with respect to any “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA that provides benefits to retired employees (other than as required by Section 601 of ERISA).

(m) The consummation of the transactions contemplated by this Agreement will not (i) entitle any Business Employee to severance pay, (ii) accelerate the time of payment or vesting of, or increase the amount of, compensation or benefits due to any Business Employee, (iii) result in any sale bonus, stay bonus or other transaction-based bonus being due to any Business Employee or (iv) result in the payment to any Business Employee of any amount that would be an “excess parachute payment” within the meaning of Section 280G of the Code.

(n) The Company has no commitment, intention, or understanding to create, modify, or terminate any Company Benefit Plan that would result in additional liability to Buyer or Company, except as set forth in Article VII below.

2.17. Intellectual Property.

(a) Schedule 2.17(a) sets forth a true and complete list (by name, owner and, where applicable, registration number and jurisdiction of registration, application, certification or filing) of (i) all registered, pending applications for Company Owned Intellectual Property and (ii) all in-bound licenses, sublicenses or other agreements pursuant to which a third party authorizes the Company to use, practice any rights under, or grant sublicenses with respect to, any Intellectual Property. Notwithstanding anything to the contrary herein, Schedule 2.17(a) need not include any licenses for click-wrap, shrink-wrap, open source or off-the-shelf software.

(b) Except with respect to non-exclusive licenses under the Company Intellectual Property, which are either expressly provided and/or implied in connection with a customer’s use of the Company’s products or services, and which are disclosed in Schedule 2.17(b), the Company does not license, sublicense, nor is it a party to any other agreement, pursuant to which it authorizes a third party to use, practice any rights under or grant sublicenses with respect to Company Intellectual Property.

(c) Except as set forth in Schedule 2.17(c), (i) the Company has good title to each registration, application, and, to the knowledge of Seller, other material items of Company Owned Intellectual Property, free and clear of any Liens; (ii) the Company owns or has the right to use pursuant to license, sublicense, or other written agreement, all material items of Company Intellectual Property used in the operation of the business of the Company, as presently conducted.

(d) All registration, maintenance and renewal fees applicable to the Company Owned Intellectual Property that are currently due have been paid and all documents and certificates related to such items have been filed with the relevant Governmental Authority or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such items.

(e) To the knowledge of Seller, (i) no holding, decision or judgment has been rendered in any action or proceeding before any court or administrative authority denying the validity of, the Company’s right to register, or the Company’s right to own or use, any Company Intellectual Property, and (ii) there are no pending actions or proceedings challenging the validity, enforceability, ownership, or use of any Company Intellectual Property.

(f) To the knowledge of Seller, no third party is infringing upon, misappropriating, or otherwise violating any Company Owned Intellectual Property, and the Company and Seller have taken reasonable measures to protect and enforce the Company Owned Intellectual Property against other Persons, including the confidentiality of trade secrets owned by the Company.

(g) There are no claims pending against the Company, nor has any officer of Seller received actual notice of any claims made against the Company, in the past five (5) years by a third party, that the conduct of the Company’s business in the manner currently conducted infringes upon, misappropriates or otherwise violates the Intellectual Property rights of any other Person.

2.18. Insurance.

(a) Schedule 2.18(a) sets forth (i) an accurate and complete list of each insurance policy and fidelity bond which covers the Company and its business, properties, assets, directors and employees (the “Policies”) and (ii) a list of all pending claims and the claims history for the Company under the Policies during the current year and the preceding three (3) years (including with respect to insurance obtained but not currently maintained). There are no pending claims under any of such Policies as to which coverage has been questioned, denied or disputed by the insurer or in respect of which the insurer has reserved its rights.

(b) Schedule 2.18(b) describes any self-insurance arrangement by or affecting the Company, including any reserves thereunder, and describes the loss experience for all claims that were self-insured in the current year and the preceding three (3) years.

(c) All Policies are in full force and effect.

(d) All premiums due under the Policies have been paid in full or, with respect to premiums not yet due, accrued. The Company has not received a notice of cancellation of any Policy or of any material changes that are required in the conduct of the businesses of the Company as a condition to the continuation of coverage under, or renewal of, any such Policy. There is no existing default of, and Seller has no knowledge of any threatened termination of, or material premium increase with respect to, any Policy and none of such Policies provides for retroactive premium adjustments.

2.19. Material Contracts.

(a) Except (i) as set forth on Schedule 2.19(a), (ii) for licenses of, and other agreements with respect to, the items referred to in Section 2.17 and (iii) for Leases, as to which no representations or warranties are made other than as set forth in Section 2.9, the Company is not a party to or bound by, nor are any of its assets affected by, any:

(i) note, debenture, bond, equipment trust, letter of credit, indenture loan or other agreement relating to Indebtedness, lending or investing of money or to the mortgaging or pledging of any of its assets;

(ii) Contract with a Governmental Authority;

(iii) guaranty of Indebtedness, other than endorsements made for collection in the ordinary course of business;

(iv) indemnification or other reimbursement obligations in excess of $100,000;

(v) Contract for the purchase of materials, supplies, goods or services that involves or would reasonably be expected to involve (A) annual payments by the Company of $100,000 or more or (B) aggregate payments by the Company, of $250,000 or more;

(vi) Contracts which prohibit it from freely engaging in any activity in any geographic region;

(vii) Contract (A) for the sale by the Company of materials, supplies, goods, services, equipment or other assets, and that involves a specified annual minimum dollar sales amount by the Company of $100,000 or more, or (B) pursuant to which the Company received payments of more than $100,000 in the year ended December 31, 2006 or expects to receive payments of more than $100,000 in the years ending December 31, 2007 and December 31, 2008;

(viii) Contract that requires the Company to purchase its total requirements of any product or service from a third party or that contains “take or pay” provisions;

(ix) employment, consulting, termination or severance Contract, other than any such Contract that is terminable at-will by the Company without liability to the Company;

(x) partnership or joint venture Contract;

(xi) distribution, dealer, representative or sales agency Contract;

(xii) Contract for the lease of personal property that provides for payments to or by the Company in any one case of $100,000 or more annually or $500,000 or more over the term of the lease;

(xiii) Contract for any capital expenditure or leasehold improvement in any one case in excess of $100,000 or in the aggregate greater than $250,000;

(xiv) Contract that relates to the acquisition or disposition of any material business (whether by merger, sale of stock, sale of assets or otherwise);

(xv) Collective Bargaining Agreement or other Contract with any labor organization, union or association; or

(xvi) any other Contracts not described above which involve the payment to or by the Company of $100,000 or more in any twelve consecutive month period.

(b) Except as set forth on Schedule 2.19(b), (i) each contract or commitment listed on Schedule 2.19(a) (the “Material Contracts”) is valid, binding and enforceable against the Company; (ii) the Company is not in material default under any Material Contract, has performed all material obligations under the Material Contracts required to be performed by it, and has not received any claim of default under any Material Contract; and (iii) Seller has no knowledge of any breach or anticipated breach by any other party to any Material Contract.

(c) Seller has made available to Buyer true and complete copies of each Material Contract.

2.20. Transactions with Affiliates.

(a) Except set forth in Schedule 2.20(a), there are no Contracts between the Company, on the one hand, and Seller or any of its officers, directors, consultants or employees, or any affiliate of any of the foregoing, on the other hand.

(b) Except set forth in Schedule 2.20(b), the Company is not indebted, directly or indirectly, to Seller, or to any of its directors, officers or employees, or to any affiliate of any of the foregoing, other than in connection with expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits made generally available to all employees. Neither Seller nor any of the Company’s directors, officers or employees nor any affiliate of the foregoing (i) are, directly or indirectly, indebted to the Company or (ii) have any direct or indirect ownership interest in any Person with which the Company has a business relationship, or any Person that competes with the Company, except that Seller or the Company’s directors, officers or employees or any affiliate of any of the foregoing may own stock in (but not exceeding two percent (2%) of the outstanding capital stock of) publicly traded companies that may compete or have a business relationship with the Company. None of Seller, the directors, officers or employees of the Company, or any affiliate of any of the foregoing has, direct or indirect (other than through the Company) economic, interest in any Material Contract. None of Seller, the directors, officers or employees of the Company, or any affiliate of any of the foregoing has any material commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationship with any of the Company’s customers, suppliers, service providers, joint venture partners, licensees and competitors.

2.21. Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Seller Common Stock (the “Required Seller Stockholders”) is necessary to approve this Agreement and the transactions contemplated thereby. The affirmative vote of the Required Seller Stockholders is the only vote of the holders of any class or series of capital stock of Seller necessary to approve this Agreement and to consummate the transactions contemplated hereby.

2.22. Brokers, Finders, etc. Except as set forth on Schedule 2.22, Seller has not employed, nor is it subject to any valid claim of, any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement who might be or is entitled to a fee or commission in connection with such transactions.

2.23. Employment-Related Matters.

(a) Schedule 2.23(a) sets forth a true and complete list of (i) the names, titles, annual salaries and other compensation of all officers of the Company and all other employees of the Company whose annual base salary exceeds $100,000, along with an indication of exempt or non-exempt status and (ii) the wage rates for non-salaried employees of the Company (by classification and an indication of exempt or non-exempt status). None of the employees listed on Schedule 2.23(a)(i) has indicated to Seller or the Company that s/he intends to resign or retire as a result of the transactions contemplated hereby or otherwise within one (1) year after the Closing Date.

(b) Except as set forth on Schedule 2.23(b), the Business Employees constitute all personnel (other than the contractors and consultants set forth on Schedule 2.19) engaged in the business of the Company.

(c) Except as set forth on Schedule 2.23(c), (i) no labor strike, slowdown, work stoppage, dispute, or lockout is in effect or, to the knowledge of Seller, threatened; (ii) no unfair labor practice charge or complaint is pending or, to the knowledge of Seller, threatened; (iii) there are no grievances, grievance proceedings or arbitration proceedings pending or, to the knowledge of Seller, threatened; (iv) the Company is not a party to or subject to any Collective Bargaining Agreements and no labor organizations represent or purport to represent any employees, contractors and/or consultants employed or retained by the Company; (v) there are no pending or, to the knowledge of Seller, threatened other claims, complaints, lawsuits or disputes involving or relating to any employees, contractors, consultants or labor organizations or their wages, hours, benefits and/or terms or conditions of employment; (vi) the Company is not a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices; and (vii) the Company is in compliance in all material respects with all applicable laws relating to employment, employment practices and the termination of employment.

2.24. Inventory. All inventory of the Company (including materials, supplies, parts, work-in-process and finished goods) is of a quality, quantity and condition useable or saleable in the ordinary course of business. No write-down of such inventory has been made or should have been made under GAAP in the period since December 31, 2006 other than in the ordinary course of business consistent with past practice. The quantities of each item of inventory are reasonable and adequate in the present circumstances of the Company.

2.25. Accounts Receivable. The accounts receivable of the Company as set forth on the Most Recent Financial Statements or arising since the date thereof are, to the extent not paid in full by the account debtor prior to the date hereof, (a) valid and genuine and have arisen solely out of bona fide sales and deliveries of goods, performance of services and other business transactions in the ordinary course of business consistent with past practice, (b) not subject to valid defenses, set-offs or counterclaims, and (c) collectible within ninety (90) days after billing at the full recorded amount thereof less, in the case of accounts receivable appearing on the Most Recent Financial Statements, the recorded allowance for collection losses on the Most Recent Financial Statements or, in the case of accounts receivable arising since the Most Recent Financial Statements, the recorded allowance for collection losses shown on the accounting records of the Company.

2.26. Compliance with Law. The Company is in compliance with applicable Law in all material respects. The Company has not received notice regarding any violation of, conflict with, or failure to comply with any Law.

2.27. Books and Records. The minute books (containing the records of the meetings, or written consents in lieu of such meetings, of the stockholders, the board of directors and any committees of the board of directors), the stock certificate books, and the stock record books of the Company are correct and complete in all material respects, and have been maintained in accordance with sound business practices. The minute books of the Company contain records of all meetings, or actions taken by written consent, of the stockholders, the board of directors and any committees of the board of directors, of the Company, and no meeting, or action by written consent in lieu of such meeting, of any such stockholders, board of directors or committee of such board of directors, has been held for which minutes have not been prepared and not contained in the minute books. All minutes contained in the minute books are accurate and complete in all material respects. At the Closing, all of the books and records of the Company will be in the possession of the Company. At the Closing, the Seller will deliver, or cause to be delivered, to the Buyer or its designee all of the minute books of the Company.

2.28. Suppliers and Customers. Schedule 2.28 sets forth the largest ten (10) suppliers of the business of the Company based on expenses incurred for each of the year ended December 31, 2006 and the three-month period ended March 31, 2007 and the largest ten (10) customers of the business of the Company based on revenue generated for each of the year ended December 31, 2006 and the three-month period ended March 31, 2007. The relationships of the Company with each such supplier and customer are good commercial working relationships. No such supplier or customer has canceled or otherwise terminated, or to the knowledge of Seller threatened to cancel or otherwise terminate, its relationship with the Company. Neither the Seller nor the Company has received notice that any such supplier or customer may cancel or otherwise materially and adversely modify its relationship with the Company or limit its services, supplies or materials to or from the Company, either as a result of the transactions contemplated hereby or otherwise.

2.29. Bank Accounts. Schedule 2.29 sets forth the name of each bank, safe deposit company or other financial institution in which the Company has an account, lock box or safe deposit box and the names of all persons authorized to draw thereon or have access thereto.

2.30. Product and Service Warranty and Liability.

(a) All of the products and services provided, distributed, manufactured, sold, licensed or delivered by the Company have conformed in all material respects with all applicable contractual commitments, all applicable Laws and Orders, and all express and implied warranties with respect thereto and the Company does not have any material liability (whether asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and due or to become due) for replacement thereof or other damages in connection therewith, subject to reserves and accruals reflected in the Most Recent Financial Statements, as adjusted for operations and transactions through the date of the Closing in the ordinary course consistent with past practice. Substantially all of such products and services are subject to standard terms and conditions of sale. Seller has made available to Buyer copies of the standard terms and conditions with respect to the sale, license and distribution of such products and services (containing applicable guaranty, warranty and indemnity provisions).

(b) The Company does not have any material liability (whether asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and due or to become due) arising out of any injury to individuals or property as a result of the ownership, possession or use of any product or service provided, distributed, manufactured, sold, licensed or delivered by the Company.

2.31. Powers of Attorney. There are no outstanding powers of attorney executed by or on behalf of the Company in favor of any Person.

2.32. Opinions of Financial Advisors. The Seller has received the written opinion of SMH Capital Inc., dated as of the date hereof to the effect that, as of the date of such opinion, the Purchase Price to be received by the Seller in connection with the Purchase is fair from a financial point of view.

2.33. Solvency. The Seller is (on a consolidated basis), and immediately after the Closing (after giving effect to the Purchase and the other transactions contemplated hereby, including the amount and terms of any debt and/or equity financing on behalf of Buyer in connection with the transactions contemplated by this Agreement) will be, Solvent. For purposes of this Agreement, “Solvent,” when used with respect to any Person means that, as of any date of determination, (a) the amount of the “present fair saleable value” of the assets of such Person will, as of such date, exceed the amount of all “liabilities of such Person, contingent or otherwise”, as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors, (b) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liability of such Person on its debts as such debts become absolute and matured, (c) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business and (d) such Person will be able to pay its debts as they mature. For purposes of this definition, (i) “debt” means liability on a “claim,” and (ii) “claim” means any (A) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (B) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured.

2.34. Stormwater Discharge. The location identified as the “Off-Site Location” on the site map attached hereto as Exhibit E (the “Site Map”) is a point of current and historic stormwater discharge from the Real Property.

2.35. No Other Representations and Warranties. Except for the express representations and warranties contained in this Agreement and the Transaction Documents, Seller makes no representation or warranty whatsoever, express or implied, including but not limited to any implied warranty or representation as to condition, merchantability or suitability as to any of the properties or assets of the Company, and Buyer accepts the Stock and the Company “as is” and “where is.”

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as of the date hereof and as of the Closing Date as follows:

3.1. Due Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite power and authority to enter into this Agreement and perform its obligations hereunder.

3.2. Authorization and Validity of Agreement. The execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of Buyer, and no other action on the part of Buyer is or will be necessary for the execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents and the consummation by Buyer of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Buyer and is, and when executed and delivered, each of the other Transaction Document will be, a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting creditors’ rights generally and by general equity principles.

3.3. No Conflict. Except as specifically contemplated in this Agreement, the execution, delivery and performance by Buyer of this Agreement and the Transaction Documents and the consummation by it of the transactions contemplated hereby and thereby: (a) do not and will not violate any Law or Order applicable to Buyer; (b) do not and will not require any consent or approval of, or filing with or notice to, any Governmental Authority under any Law applicable to Buyer, except for any consent, approval, filing or notice requirements which become applicable solely as a result of the specific regulatory status of Seller or its affiliates or which Seller or its affiliates are otherwise required to obtain; (c) do not and will not violate any provision of the organizational documents of Buyer; (d) do not and will not violate, conflict with, or result in the breach or termination of, or constitute a default under, or result in the loss of rights of Buyer under, or result in the acceleration of the performance by Buyer under, any material Contract to which Buyer is a party or by which it, or any of its assets are bound or encumbered; and (e) do not and will not require the authorization or order of, registration, declaration or filing with, or notice to, any Governmental Authority or other Person with respect to Buyer or any of its affiliates in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, except for such filings as may be required under the HSR Act.

3.4. Vote Required. No vote of the holders of any class or series of capital stock of Buyer is necessary to approve this Agreement or to consummate the transactions contemplated hereby.

3.5. Brokers, Finders, etc. Buyer has not employed, nor is subject to the valid claim of, any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement who might be entitled to a fee or commission from Seller in connection with such transactions.

3.6. Available Funds.

(a) Buyer has cash on hand or existing lines of credit to provide, in the aggregate, monies sufficient to fund the consummation of the transactions contemplated by this Agreement and to satisfy all other costs and expenses required to be paid by Buyer arising in connection therewith. There is no breach or default existing, or with notice or the passage of time may exist, under the credit or other agreements with respect to any such lines of credit. Buyer has no reason to believe that any of the conditions precedent to the draw-down of any such lines of credit will not be satisfied.

(b) Buyer has delivered to Seller a true and complete copy of an executed equity commitment letter, dated as of the date hereof (the “Equity Commitment Letter”) in the form attached hereto as Exhibit F, pursuant to which Sun Capital Partners Group IV, L.P., an affiliate of Buyer, has committed, subject to the terms and conditions thereof, to invest the amount set forth therein (the “Equity Commitment”). The Equity Commitment Letter has not been amended or modified in any material respect, and the commitment contained in the Equity Commitment Letter has not been withdrawn or rescinded. The Equity Commitment Letter is in full force and effect. The Equity Commitment Letter, in the form so delivered, is a legal, valid and binding obligation of the parties thereto. There are no conditions precedent or other contingencies related to the funding of the full amount of the Equity Commitment, other than as set forth in or contemplated by the Equity Commitment. For avoidance of doubt, it shall not be a condition to Closing for Buyer to obtain the Equity Commitment or any alternative financing.

3.7. Purchase for Investment. Buyer is aware that no shares of capital stock or other securities being acquired pursuant to the transactions contemplated hereby are registered under the Securities Act of 1933, as amended (the “Securities Act”), or under any state or foreign securities laws. Buyer is an “accredited investor” within the meaning of Rule 501(a) of Regulation D of the Securities Act. Buyer is not an underwriter, as such term is defined under the Securities Act, and is purchasing such shares solely for investment, with no present intention to distribute any such shares to any person, and Buyer will not sell or otherwise dispose of shares except in compliance with the registration requirements or exemption provisions under the Securities Act and the rules and regulations promulgated thereunder, or any other applicable securities laws.

3.8. Legal Proceedings. There are no actions, suits, proceedings or orders pending or (to the knowledge of Buyer) threatened against or affecting Buyer or any of its affiliates at law or in equity, or before or by any Governmental Authority, and neither Buyer nor any of its affiliates is subject to any Order which would or seeks to enjoin, rescind, or delay the transactions contemplated by this Agreement or otherwise hinder Buyer from timely complying with the terms and provisions of this Agreement.

3.9. Investigation. Buyer acknowledges that, except for the matters that are expressly covered by the provisions of this Agreement, Buyer is relying on its own investigation and analysis in entering into the transactions contemplated hereby. Buyer is knowledgeable about the industries in which the Company operates and is capable of evaluating the merits and risks of its purchase of the Stock as contemplated by this Agreement and is able to bear the substantial economic risk of such investment for an indefinite period of time.

3.10. Disclaimer Regarding Projections. In connection with Buyer’s investigation of the Company, Buyer has received from Seller and its affiliates and agents certain financial information, memoranda or offering materials or presentations containing, among other things, projections and other forecasts, including, without limitation, projected financial statements, cash flow items, cost estimates, certain business plan information and other data related to the Company. Buyer acknowledges that (a) any such documents are not and shall not be deemed to include representations or warranties of Seller or the Company, (b) there are uncertainties inherent in attempting to make such projections, forecasts and plans and, accordingly, is not relying on them, (c) Buyer is familiar with such uncertainties and is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections, forecasts and plans so furnished to it and (d) Buyer shall have no claim against anyone with respect to any of the foregoing.

3.11. No Other Representations and Warranties. Except for the express representations and warranties contained in this Agreement and the other Transaction Documents, Buyer makes no representation or warranty whatsoever, express or implied.

ARTICLE IV

COVENANTS

4.1. Access; Information and Records; and Confidentiality.

(a) During the period commencing on the date hereof and ending on the Closing Date, Seller shall and shall cause the Company to afford to Buyer, its counsel, accountants and other authorized representatives, upon reasonable written request and notice, full access to and the right to inspect, during normal business, the plants, properties, officers, employees, accountants, counsel and agents, Contracts, books and records of the Company, in order that Buyer may have the opportunity to make such investigations, including for the purpose of conducting the Phase II Work, as it shall desire to make of the affairs of the Company; provided that Buyer shall conduct such investigations in such a manner as to minimize disruptions to the continuing operations of the Company to the extent reasonably practicable. Seller will use its commercially reasonable efforts to cause its officers, employees, accountants and other agents to furnish to Buyer such additional financial and operating data and information with respect to the Company as Buyer may from time to time reasonably request.

(b) Without the prior written consent of Seller, which consent may not be unreasonably withheld, Buyer shall not contact any suppliers to, employees (except pursuant to Section 4.1(a)) or customers of Seller or the Company in connection with or pertaining to any subject matter of this Agreement.

(c) Buyer will (i) hold, and will cause its respective partners, directors, officers, employees and representatives of its legal, accounting and financial advisors and other representatives and affiliates (the “Representatives”) to hold, any information in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement dated February 5, 2007, between Buyer and Seller (the “Confidentiality Agreement”) and (ii) comply, and will cause its Representatives to comply, in all respects with the Confidentiality Agreement.

(d) From and after the Closing until the fifth anniversary thereof, Seller will, and will cause its affiliates to, hold, and will use commercially reasonable efforts to cause its and their respective Representatives to hold, in confidence any and all information, whether written or oral, concerning the Company, except to the extent that such information is (i) in the public domain through no breach of this Agreement by Seller or any of its affiliates or (ii) lawfully acquired by Seller or any of its affiliates after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If Seller or any of its affiliates or Representatives is compelled to disclose any such information by judicial or administrative process or by other requirements of Law, Seller shall promptly notify Buyer in writing and shall disclose only that portion of such information which Seller is advised by its counsel is legally required to be disclosed; provided that Seller shall cooperate with Buyer in all reasonable respects, at Buyer’s expense, to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

4.2. Conduct of the Business of the Company Prior to the Closing Date. Except (a) as permitted, required or specifically contemplated by this Agreement, including, without limitation, those actions contemplated on Schedule 2.7, Schedule 4.2 or in this Article IV, (b) as required by a Governmental Authority of competent jurisdiction or by applicable Law or (c) as otherwise consented to or approved in writing by Buyer, which consent shall not be unreasonably withheld, during the period commencing on the date hereof and ending on the Closing Date, Seller covenants that it shall and shall cause the Company to take or refrain from taking such action such that:

(i) the business of the Company shall be conducted in the ordinary course of business consistent with past practice;

(ii) the Company will not amend its organizational documents;

(iii) the Company will use its commercially reasonable efforts to preserve intact its business organization, to keep available the services of its present officers and key employees, and to preserve the goodwill of those having business relationships with it;

(iv) the Company will not acquire any new interest in or enter into any new lease of real property, or modify, amend, assign, sublease or terminate any existing lease;

(v) the Company will not enter into, modify or supplement any Collective Bargaining Agreement with or in relation to any labor organizations; and

(vi) the Company will not take any other action which would result in the representation and warranty contained in Section 2.7 being untrue at and as of the Closing Date.

4.3. Antitrust Laws.

(a) If applicable, each party hereto shall (i) make the filings required of it or any of its affiliates under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), in connection with this Agreement and the transactions contemplated hereby as promptly as practicable following the date hereof, (ii) comply at the earliest practicable date and after consultation with the other party hereto with any request for additional information or documentary material received by it or any of its affiliates from the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “Antitrust Division”) or any other Governmental Authority, (iii) cooperate with one another in connection with any filing under the HSR Act and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by this Agreement initiated by the FTC, the Antitrust Division or any other Governmental Authority and (iv) cause the waiting periods under the HSR Act or any other foreign antitrust merger control authority to terminate or expire at the earliest possible date.

(b) Each party hereto shall promptly inform the other parties of any communication made to, or received by such party from, the FTC, the Antitrust Division or any other Governmental Authority regarding any of the transactions contemplated hereby.

(c) The filing fees under the HSR Act or any other foreign antitrust merger control laws shall be borne by Buyer.

4.4. Non-Solicitation.

(a) Buyer and its affiliates will not, from and after the date hereof and for a period of one (1) year following any termination of this Agreement pursuant to Section 9.2, without the prior written approval of Seller, directly or indirectly, solicit, encourage, entice or induce any person who is an employee of Seller or the Company, at the date hereof or at any time hereafter until the termination of this Agreement, to terminate his or her employment with Seller or the Company. Buyer agrees that any remedy at law for any breach by it of this Section 4.4(a) would be inadequate, and Seller would be entitled to injunctive relief in such a case. If it is ever held that the restriction placed on Buyer by this Section 4.4(a) is too broad to permit enforcement of such restriction to its fullest extent, Buyer agrees that a court of competent jurisdiction may enforce such restriction to the maximum extent permitted by law, and Buyer hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

(b) Seller will not, for a period of one (1) year following the Closing Date, without the prior written approval of Buyer, directly or indirectly, solicit, encourage, entice or induce any person who is an employee of the Company at the Closing Date to terminate his or her employment with Buyer or any of its subsidiaries known to Seller. Seller agrees that any remedy at law for any breach by it of this Section 4.4(b) would be inadequate, and Buyer would be entitled to injunctive relief in such a case. If it is ever held that the restriction placed on Seller by this Section 4.4(b) is too broad to permit enforcement of such restriction to its fullest extent, Seller agrees that a court of competent jurisdiction may enforce such restriction to the maximum extent permitted by law, and Seller hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

4.5. Services Agreement. On the Closing Date, Buyer and Seller shall execute and deliver an agreement, substantially in the form attached hereto as Exhibit G (the “Services Agreement”), pursuant to which Buyer and Seller shall each agree to provide certain transition services.

4.6. Termination of Affiliate Relations. Except as contemplated by this Agreement, on or prior to the Closing Date, (a) the Company shall have repaid or otherwise settled all of its outstanding indebtedness (including interest thereon) and satisfied all of its other liabilities as of the Closing Date owed to Seller or its affiliates, and (b) Seller and its affiliates shall have repaid or otherwise settled all of their outstanding indebtedness (including interest thereon) and satisfied all of their other liabilities owed to the Company. All agreements between the Company and Seller and its affiliates (other than agreements contemplated by this Agreement (including, without limitation, Section 4.5)) shall be terminated as of the Closing Date, and all obligations and liabilities thereunder shall have been satisfied.

4.7. Further Actions. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including using its commercially reasonable efforts: (a) to obtain, in addition to approvals referred to in Section 4.3, any licenses, permits, consents, approvals, authorizations, qualifications and orders of federal, state, local and foreign Governmental Authorities and parties to contracts with the Company as are required in connection with the consummation of the transactions contemplated hereby; (b) to effect, in addition to filings referred to in Section 4.3, all necessary registrations and filings required in connection with the consummation of the transactions contemplated hereby; (c) to defend any lawsuits or other legal proceedings, whether judicial or administrative, whether brought derivatively or on behalf of third parties (including, without limitation, Governmental Authorities or officials), challenging this Agreement or the consummation of the transactions contemplated hereby; and (d) to furnish to each other such information and assistance and to consult with respect to the terms of any registration, filing, application or undertaking as reasonably may be requested in connection with the foregoing.

4.8. Access to Records and Personnel.

(a) Buyer shall, and shall cause its affiliates to, retain the books, records, documents, instruments, accounts, correspondence, writings, evidences of title and other papers relating to the Company in their possession (the “Books and Records”) for a period of six (6) years from the Closing Date or for such longer period as may be required by law or any applicable court order. Notwithstanding the foregoing, Buyer shall retain for such longer periods any and all Books and Records that relate to any ongoing litigation, investigation or proceeding until such time as Buyer is notified of the conclusion of such matter.

(b) Buyer shall, and shall cause its affiliates to, provide Seller and its representatives with reasonable access during normal business hours to such Books and Records for the preparation of financial statements, Returns or the defense of litigation or tax audits. Seller will hold in confidence all confidential information identified as such by, and obtained from, Buyer, any of its officers, agents, representatives or employees; provided, however, that information which (i) was in the public domain; (ii) was in fact known to Seller prior to disclosure by Buyer, its officers, agents, representatives or employees; or (iii) becomes known to Seller from or through a third party not under an obligation of non-disclosure to the disclosing party, shall not be deemed to be confidential information.

4.9. Use of Pemco Name. At or prior to the Closing Date, (a) Seller shall, and shall cause its affiliates to assign to the Company ownership of, and all of their respective rights to use the trademark “Pemco” and each trademark, service mark, trade name, brand name, domain name, trade dress, logo or other source indicator using the “Pemco” name other than “DefensePemco” (the “Pemco Names”) and (b) Seller shall change its name to “DefensePemco, Inc.” or any other name that does not include the name “Pemco” and is not confusingly similar thereto. Except as provided below, Seller expressly agrees that Seller and its affiliates (other than the Company) are not retaining ownership of, or any right to use the Pemco Names. Within ninety (90) days after the Closing Date, Seller shall, and shall cause its affiliates to (i) apply to change all of their respective corporate, trade and other names or registrations that include any Pemco Names to a name that is not the same or confusingly similar thereto and (ii) remove, redact or cover any Pemco Names from any documents or materials in their possession or control (other than legal documents for purely internal distribution). Within nine (9) months after the Closing Date, Seller shall, and shall cause its affiliates to (A) apply to change all of their respective corporate, trade and other names or registrations that include or use the trademark “DefensePemco” and each trademark, service mark, trade name, brand name, domain name, trade dress, logo or other source indicator using the “DefensePemco” name (the “DefensePemco Names”) to a name that does not include the name “Pemco” and is not confusingly similar thereto and (B) remove, redact or cover any DefensePemco Names from any documents or materials in their possession or control (other than legal documents for purely internal distribution).

4.10. Litigation Support. In the event and for so long as any party actively is contesting or defending any action in connection with (a) any transaction contemplated under this Agreement or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction on or prior to the Closing Date involving the Company, the other party will cooperate with it and its counsel in all reasonable respects in the contest or defense, make available their personnel and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending party (unless the contesting or defending party is entitled to indemnification pursuant to Article VIII); provided, that each party shall use it reasonable best efforts to minimize disruptions to the other party; provided further, that unless Seller reimburses the Company for such personnel’s wages and expenses, the cooperation shall not exceed thirty (30) hours in the aggregate for all personnel other than Grady Mixon, whose cooperation shall not exceed thirty (30) hours unless Seller reimburses the Company for his wages and expenses; provided further, that Seller shall only be obligated to reimburse Buyer for wages (i) of Grady Mixon for those hours of cooperation provided by Grady Mixon in excess of thirty (30) hours and (ii) of all other personnel for those hours of cooperation provided by such personnel in excess of thirty (30) hours in the aggregate.

4.11. Guarantees. Buyer shall use reasonable efforts (which shall not include agreeing to any modifications of the terms of the underlying obligations) to cause itself or one or more of its affiliates to be substituted in all respects for Seller and any of its affiliates, effective as of the Closing Date, in respect of all obligations of Seller and any such affiliates under each of the guarantees, indemnities, surety bonds, letters of credit and letters of comfort obtained by Seller or any such affiliates for the benefit of the Company and set forth on Schedule 4.11 (the “Guarantees”). If Buyer is unable to effect such a substitution with respect to any such Guarantee after using its reasonable efforts to do so, then Buyer shall indemnify Seller, with respect to the obligations covered by each of the Guarantees for which Buyer does not effect such substitution.

4.12. Consents; Licenses; and Permits. Seller shall, and shall cause the Company to, use reasonable best efforts to obtain all consents set forth on Schedule 1.4(b)(vii); provided that no Contract shall be amended nor any right thereunder be waived to obtain any such consent. To the extent that any License and Permit set forth on Schedule 2.14(a) has not been assigned or transferred to the Company prior to the Closing, Seller shall (a) cooperate with Buyer in any reasonable arrangement designed to maintain each such License and Permit in full force and effect and shall provide Buyer after the Closing with all of the benefits intended to be provided to Buyer under the applicable License or Permit, including enforcement at the cost and for the account of Buyer of any and all rights of Seller against any other party arising out of the cancellation thereof or otherwise and (b) cooperate with Buyer, upon the request of the Buyer, in any commercially reasonable manner to obtain each such License and Permit as promptly as practicable after the Closing.

4.13. Notification of Certain Matters. Between the date of this Agreement and the Closing Date, each of Buyer and Seller will promptly notify the other in writing if it becomes aware of any fact or condition that causes or constitutes a breach of any of its respective representations and warranties contained in Articles II or III as of the date of this Agreement, or if such parties become aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. Should any such fact or condition require any change in any Schedule if such Schedule were dated the date of the occurrence or discovery of any such fact or condition, Buyer or Seller, as applicable, will promptly deliver to the other party a supplement to such Schedule specifying such change. During the same period, each of Buyer and Seller will promptly notify the other party of the occurrence of any breach of any covenant of Buyer or Seller, as applicable, in this Article IV or of the occurrence of any event that may make the satisfaction of the conditions in Article V impossible or unlikely. The parties hereto agree that the delivery of any supplements or notifications pursuant to this Section 4.13 shall have no effect with respect to the conditions to Buyer’s and Seller’s respective obligations to close pursuant to Article V, Buyer’s or Seller’s respective right to indemnification pursuant to Article VIII, or otherwise under this Agreement.

4.14. Non-Competition. Seller covenants that, commencing on the Closing Date and ending on the earlier of (i) the third anniversary of the Closing Date or (ii) a Change of Control (the “Seller Noncompetition Period”), the Seller shall not, and shall cause its affiliates not to, engage in, directly or indirectly, in any capacity, or have any direct or indirect ownership interest in, the same business as the Company as of the date hereof or as of the Closing Date (except with respect to military customers); provided, however, that notwithstanding the foregoing, nothing contained herein shall be deemed to prohibit the Seller from performing work as a subcontractor to any general contractor with respect to work being performed by such general contractor on military aircraft.

(a) Seller acknowledges that this Section 4.14 has been negotiated by the parties hereto and that the geographical scope and time limitations, as well as the limitation on activities, are reasonable in light of the circumstances pertaining to the business of the Company.

(b) If any Governmental Authority determines that the foregoing restrictions are too broad or otherwise unreasonable under applicable Law, including with respect to time or geographical scope, such Governmental Authority is hereby requested and authorized by the parties hereto to revise the foregoing restriction to include the maximum restrictions allowable under applicable Law.

(c) In the event of any breach or threatened breach by Seller of any provision of this Section 4.14, Buyer shall be entitled to injunctive or other equitable relief (without being required to post any bond or security of any type), restraining Seller from engaging in conduct that would constitute a breach of the obligations under this Section 4.14. Notwithstanding anything in this Agreement to the contrary, such relief shall be in addition to and not in lieu of any other remedies that may be available, including an action for the recovery of damages.

(d) Seller hereby acknowledges and agrees that the covenants contained in this Section 4.14 are a material and substantial part of this Agreement and are entered into in connection with, and as an inducement to, the parties to enter into this Agreement.

4.15. Exclusivity. Without the prior written consent of Buyer, Seller and the Company will not, and will not authorize or permit any of their respective Representatives to, directly or indirectly, solicit, initiate, or encourage (including by way of furnishing information) or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to a proposal or offer (other than pursuant to this Agreement) for a merger, consolidation, or other business combination involving any proposal to acquire, in any manner, an equity interest in the Company, or any substantial portion of its assets (any such proposal or offer hereinafter referred to as an “Acquisition Proposal”) from any Person, or engage in any discussion or negotiation relating thereto or accept any Acquisition Proposal. If Seller or the Company receives any such inquiries, offers, or proposals, it shall (a) notify Buyer orally and in writing of any such inquiries, offers, or proposals (including the terms and conditions of any such inquiry, offer, or proposal and the identity of the Person making it) within 24 hours of the receipt thereof and (b) immediately notify the Person making such proposal that Seller and the Company is precluded from engaging in any discussions or negotiations or accepting any Acquisition Proposal.

4.16. Release. Effective as of the Closing, Seller, on behalf of itself and its affiliates (each, a “Releasing Party”), hereby knowingly and voluntarily releases and forever discharges the Company and each of its affiliates (each, a “Released Party”) of and from any and all Actions or causes of Action, demands, liabilities, losses, obligations, debts, costs, damages, expenses, dues, charges, complaints, contracts (whether oral or written, express or implied from any source) and promises whatsoever, whether known or unknown, absolute or contingent, at law or in equity, which any Releasing Party may now have or hereinafter can, shall, or may have against any Released Party, other than any pursuant to this Agreement or the other Transaction Documents or any of the transactions contemplated hereby or thereby or which arise out of facts first occurring after the Closing.

4.17. Proxy Statement.

(a) As promptly as practicable after the execution of this Agreement, and in any event within twenty one (21) days following the date hereof, Seller shall prepare and file with the Securities and Exchange Commission (the “SEC”) a proxy statement, together with a form of proxy, relating to the Seller Stockholders’ Meeting (as defined below) (together with any amendments or supplements thereto, the “Proxy Statement”) and shall use its commercially reasonable efforts to have the Proxy Statement cleared by the SEC. Each of Seller and Buyer shall use its commercially reasonable efforts to respond to any comments made by the SEC and, if required, to amend or supplement the Proxy Statement. Each of Seller and Buyer shall furnish all information concerning it and the holders of its capital stock as the other party may reasonably request in connection with such actions and the preparation of the Proxy Statement. As promptly as practicable after the execution of this Agreement, Seller shall mail the Proxy Statement to its stockholders. Notwithstanding the foregoing, Seller shall not mail the Proxy Statement, or any amendment or supplement thereto, without (i) providing Buyer with a reasonable opportunity to review and comment thereon and (ii) including therein any comments reasonably proposed by Buyer. Seller’s Board of Directors shall recommend approval of this Agreement and the transactions contemplated herein by Seller’s stockholders, and the Proxy Statement shall contain such recommendation. Seller will provide Buyer with copies of all correspondence between Seller (or its Representatives) and the SEC relating to the Proxy Statement.

(b) Each of Buyer and Seller shall promptly inform the other party if, at any time prior to the Seller Stockholders’ Meeting, any information, event or circumstance should be set forth in an amendment or supplement to the Proxy Statement.

4.18. Seller Stockholders’ Meeting. Seller shall call and hold a meeting of its stockholders (the “Seller Stockholders’ Meeting”) as promptly as practicable for the purpose of voting upon the approval of this Agreement and the transactions contemplated herein, and Seller shall use its commercially reasonable efforts to hold the Seller Stockholders’ Meeting as soon as practicable after the date hereof. Notwithstanding the foregoing, Seller shall not be required to hold the Seller Stockholders’ Meeting if this Agreement is terminated before that meeting is held.

4.19. Solvency Letter. The Seller shall, at its expense, engage an appraisal firm of national reputation reasonably acceptable to Buyer to deliver a letter in a form reasonably acceptable to Buyer supporting the conclusion that immediately after the Closing, and after giving effect to the Purchase and the other transactions contemplated hereby, Seller will be Solvent (such letter, the “Solvency Letter”). Without limiting the generality of the foregoing, Seller shall use commercially reasonable efforts to (a) make available its officers, agents and other Representatives on a customary basis and upon reasonable notice and (b) provide or make available such information concerning the business, properties, contracts, assets and liabilities of the Seller as may reasonably be requested by such appraisal firm in connection with delivering such Solvency Letter.

4.20. Obligations under Boeing Data License Agreements.

(a) Buyer agrees that, following the Closing Date, the Company shall be solely responsible for obtaining the certificates of insurance and insurance policies required by, and for otherwise complying with, the Boeing Data License Agreements.

(b) Notwithstanding Aeroplex’s continuing indemnification obligations under the Boeing Data License Agreements, Buyer agrees to indemnify and hold harmless, or cause the Company to indemnify and hold harmless, Aeroplex, Seller and any of their directors, officers, employees, agents, affiliates or Representatives, from and against any Losses incurred by such Persons incident to or arising out of the Boeing Data License Agreements or the Assignment Agreements to the extent that any such Losses arise directly or indirectly out of, or are in any way connected with, actions or omissions of the Company subsequent to the Closing, or actions or omissions of the Buyer or any of its directors, officers, employees, agents, affiliates or Representatives whether prior to, on, or subsequent to the Closing Date.

(c) Seller agrees to indemnify and hold harmless Buyer and any of their directors, officers, employees, agents, affiliates or Representatives, from and against any Losses incurred by such Persons incident to or arising out of the Boeing Data License Agreements or the Assignment Agreements to the extent that any such Losses arise directly or indirectly out of, or are in any way connected with, actions or omissions of Seller or any of its directors, officers, employees, agents, affiliates or Representatives subsequent to the Closing Date.

4.21. Repair Station Certificate.

(a) Seller and the Company shall use their best efforts to cooperate with the FAA and Buyer to provide the FAA with any and all information and documentation needed by the FAA to facilitate the transactions contemplated by this Agreement.

(b) Seller and the Company shall use their best efforts to cooperate with the European Aviation Safety Agency (“EASA”) and Buyer to facilitate EASA’s amendment and/or reissue of the Company’s Part 145 Repair Station Approval, if so requested.

(c) Seller and the Company shall use their best efforts to cooperate with the FAA, EASA, Chinese Civil Aviation Authority (“CAAC”) or applicable CAA and Buyer to facilitate the amendment and/or reissue of any of the Company’s Licenses and Permits, if so requested.

4.22. GECAS Litigation. Within two (2) Business Days of receipt thereof, Buyer or the Company, as applicable, shall pay to Seller any amounts recovered by Buyer or the Company, as applicable, with respect to the GECAS Litigation. Seller shall litigate and defend, at the sole cost and expense of Seller, the GECAS Litigation by all appropriate proceedings, which proceedings shall be prosecuted or defended by the Seller in good faith to a final conclusion or shall be settled at the discretion of Seller (but only with the prior consent of Buyer in its sole discretion in the case of any settlement that provides for any relief other than the payment of monetary damages or that provides for the payment of monetary damages as to which the Buyer will not be indemnified in full pursuant to Section 8.1).

4.23. Phase II Investigation.

(a) The parties shall cause ENVIRON International Corporation or such other reputable environmental consultant as the parties shall mutually agree (the “Consultant”), upon receipt of written consent of the owner of the Real Property (the “Lessor”) and upon execution of an Access Agreement, substantially in the form attached hereto as Exhibit H (the “Access Agreement”) to perform a Limited Phase II Environmental Site Assessment (the “Phase II ESA”) (i) in substantial conformity with the scope of work set forth in the proposal and scope of work from ENVIRON International Corporation set forth on Exhibit I at, in, on or under the Real Property (“On-Site Scope of Work”); and (ii) if so desired by Buyer, and if access is granted by the property owner (the “Off-Site Property Owner”), at and about the off-site location identified on the Site Map (the “Off-Site Property”). To the extent the Off-Site Property is not properly depicted on the Site Map, the parties shall cooperate to locate the appropriate off-site location and seek access to such alternate location. In the event such alternate location is determined to be the appropriate location, such alternate location shall be deemed to be the Off-Site Property. The additional sampling at and about the Off-Site Property shall be referred to as the (“Off-Site Phase II Work”). The portion of the Phase II ESA relating to the On-Site Phase II Work and the report thereon (the “On-Site Phase II Report“) shall set forth (i) the results of the Phase II ESA relating to the On-Site Phase II Work, (ii) any Remediation that is reasonably likely to be necessary to attain the applicable Remediation Standard at, on, in or under the Real Property (the “Remedial Actions”), and (iii) a reasonable cost estimate range, consisting of a low-end cost estimate, most likely cost estimate and high-end cost estimate, associated with the Remedial Actions (the “Cost Estimate Range”). The most likely cost estimate set forth on the Cost Estimate Range shall be defined as the Environmental Cost Estimate (the “Environmental Cost Estimate”). The portion of the Phase II ESA relating to the Off-Site Phase II Work and report thereon (the “Off-Site Phase II Report”) shall set forth the results of the Phase II ESA relating to the Off-Site Phase II Work. The Consultant shall also prepare a separate written report (“Consultant Opinion Report”) that indicates whether in the Consultant’s opinion: (i) there is a reasonable likelihood based on the Phase II Work that Hazardous Substances have migrated or have been Released from the Real Property to off-site locations (other than the Off-Site Property) or have impacted any municipal water supply well or system; and (ii) there is a reasonable likelihood based on the Phase II Work that Hazardous Substances from the Real Property have been Released to the Off-Site Property.

(b) Neither Seller nor Buyer shall disclose the On-Site Phase II Report or Off-Site Phase II Report to any Governmental Authority prior to the Closing Date or to any third party in the absence of a mandatory legal obligation to do so, provided, however, Buyer may disclose the On-Site Phase II Report or Off-Site Phase II Report to any Governmental Authority after the Closing Date, or prior to or after the Closing Date, to any actual or potential financing source, insurance company, potential purchaser of the Company or of substantially all the assets of the Company, the Lessor, any Off-Site Property Owner or any other third party with respect to which Buyer has a good faith business purpose for disclosing the On-Site Phase II Report or Off-Site Phase II Report.

4.24. Insurance. To the extent that the Company is insured under Policies written on an “occurrence basis”, Buyer shall, with respect to the Company, have rights under such Policies to the extent the events giving rise to a claim under such policies occurred prior to 12 midnight (New York) time on the Closing Date. Seller agrees to cooperate with Buyer in making claims under the Seller’s Policies in connection with such insurable events and shall remit any recoveries under the Policies with respect to such events promptly to Buyer, but in no event later than five (5) Business Days following receipt of such recoveries by Seller.

4.25. Contract Assignment. At or prior to Closing, Seller shall cause that certain Collaboration Agreement, dated August 10, 2000, by and between Pemco Aeroplex, Inc. d/b/a World Air Services and Officine Meccaniche Aeronautiche S.p.A, to be assigned from Pemco Aeroplex, Inc. to the Company.

ARTICLE V

CONDITIONS PRECEDENT

5.1. Conditions Precedent to Obligations of Parties. The respective obligations of each of the parties hereto hereunder are subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions:

(a) No Injunction. On the Closing Date, there shall be no injunction, restraining order or decree of any nature of any court or Governmental Authority of competent jurisdiction that is in effect that restrains or prohibits the consummation of the Purchase; provided, however, that the parties invoking this condition shall use their best efforts to have such injunction, order or decree vacated or denied.

(b) Regulatory Authorizations. The applicable waiting periods specified under the HSR Act with respect to the transactions contemplated by this Agreement, if any, shall have lapsed or been terminated and all clearances, approvals or confirmations required pursuant to the applicable requirements of foreign merger or investment control statutes or regulations shall have been obtained, other than those the failure of which to obtain would not, individually or in the aggregate, have a Material Adverse Effect.

(c) Stockholder Approval. This Agreement shall have been approved by the Required Seller Stockholders.

5.2. Conditions Precedent to Obligations of Buyer. The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction or waiver by Buyer on or prior to the Closing Date of each of the following additional conditions:

(a) Accuracy of Representations and Warranties. The representations and warranties of Seller contained in this Agreement which are not qualified as to materiality shall be true and accurate in all material respects as of the Closing Date as if made at and as of such date and the representations and warranties of Seller contained in this Agreement which are qualified as to materiality shall be true and accurate as of the Closing Date as if made at and as of such date (except those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and accurate (or true and accurate in all material respects, as applicable) as of such date or with respect to such period).

(b) Performance of Agreement. Seller shall have performed in all material respects all obligations and agreements, and complied in all material respects with all covenants and conditions, contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) Certificate. Buyer shall have received a certificate of Seller, dated the Closing Date, duly executed on behalf of Seller by an authorized signatory, to the effect that the conditions specified in paragraphs (a) and (b) above have been satisfied.

(d) Services Agreement. Seller shall have executed and delivered to Buyer the Services Agreement.

(e) Escrow Agreement. Subject to Section 1.7(b), Seller shall have executed and delivered to Buyer the Escrow Agreement.

(f) Receipt of Solvency Letter. Buyer shall have received the Solvency Letter.

(g) Lien Releases. Seller shall have obtained releases of all Liens (other than any Permitted Liens) relating to the assets and properties of the Company, and Seller shall have obtained and delivered to Buyer and Buyer’s lender(s) payoff letters with respect to all Indebtedness outstanding immediately prior to the Closing (in each case on terms and conditions satisfactory to Buyer), as well as UCC-3 termination statements and any other documents required to evidence the Lien releases, in each case in recordable form when reasonably required by Buyer or Buyer’s lender(s).

(h) FAA Notification. Buyer shall have received evidence that the FAA has acknowledged receipt of notice from the Company of the planned Purchase.

(i) Closing Deliveries. All deliveries required to be made by Seller at Closing pursuant to Section 1.4 shall have been made.

The rights of Buyer pursuant to this Section 5.2 will not be affected by any investigation conducted or knowledge acquired (or capable of being acquired) by Buyer at any time, whether before or after the execution and delivery of this Agreement, with respect to the accuracy of any representation or warranty of Seller.

5.3. Conditions Precedent to the Obligation of Seller. The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions:

(a) Accuracy of Representations and Warranties. The representations and warranties of Buyer contained in this Agreement which are not qualified as to materiality shall be true and accurate in all material respects as of the Closing Date as if made at and as of such date and the representations and warranties of Buyer contained in this Agreement which are qualified as to materiality shall be true and accurate as of the Closing Date as if made at and as of such date (except those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and accurate (or true and accurate in all material respects, as applicable) as of such date or with respect to such period).

(b) Performance of Agreement. Buyer shall have performed in all material respects all obligations and agreements, and complied in all material respects with all covenants and conditions, contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) Certificate. Seller shall have received a certificate of Buyer, dated the Closing Date, duly executed on behalf of Buyer by its President or any Vice President, to the effect that the conditions specified in paragraphs (a) and (b) above have been satisfied.

(d) Services Agreement. Buyer shall have executed and delivered to Seller the Services Agreement.

(e) Escrow Agreement. Subject to Section 1.7(b), Buyer shall have executed and delivered to Seller the Escrow Agreement.

(f) Closing Deliveries. All deliveries required to be made by Buyer at Closing pursuant to Section 1.4 shall have been made.

ARTICLE VI

PROVISIONS AS TO TAXES

6.1. Access to Records Following Closing. Buyer and Seller agree that so long as any books, records and files retained by Seller relating to the business of the Company, or the books, records and files delivered to the control of Buyer pursuant to this Agreement to the extent they relate to the operations of the Company prior to the Closing Date, remain in existence and available, each party (at its expense) shall have the right upon prior notice to inspect and to make copies of the same at any time during business hours for any proper purpose. Buyer and Seller shall use commercially reasonable efforts not to destroy or allow the destruction of any such books, records and files without first offering in writing to deliver them to the other.

6.2. Post-Closing Cooperation. Buyer and Seller shall reasonably cooperate, and shall cause their respective affiliates, officers, employees, agents, auditors and other representatives reasonably to cooperate, in preparing and filing all Returns, including maintaining and making available to each other all records necessary in connection with Taxes and in resolving all disputes and audits with respect to all taxable periods relating to Taxes.

6.3. Other Tax Matters.

(a) All Transfer Taxes incurred in connection with this Agreement and the transactions contemplated hereby shall be shared equally between Seller and Buyer. Seller and Buyer shall cooperate in timely making all filings, Returns, reports and forms as may be required to comply with the provisions of such tax laws. For purposes of this Agreement, “Transfer Taxes” shall mean transfer, documentary, sales, use, registration and other such taxes (excluding all applicable real estate transfer taxes, which shall be borne by the party obligated to pay such Taxes under applicable Law).

(b) Seller shall cause all tax allocation agreements or tax sharing agreements with respect to the Company to be terminated as of the Closing Date, and shall ensure that such agreements are of no further force or effect as to the Company on and after the Closing Date and that there shall be no further liabilities or obligations imposed on the Company under any such agreements.

6.4. Straddle Period. In the case of any Tax period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any income Taxes apportioned to the period ending on the Closing Date and to the period beginning on the day after the Closing Date shall be determined based on an interim closing of the books as of the end of the day on the Closing Date, and to the extent not susceptible to such allocation, by apportionment on the basis of elapsed days unless such Tax is transaction based (such as sales, transfer and other similar Taxes) in which case such Tax shall be apportioned to the period in which the related transaction occurred.

6.5. Section 338(h)(10) Election. At Buyer’s request, Seller and Buyer shall jointly make the election provided for by Section 338(h)(10) of the Code and any comparable election under state, local or foreign tax law (the “Section 338(h)(10) Election”) with respect to the Purchase. With respect to the Section 338(h)(10) Election:

(a) On the Closing Date, Seller and Buyer shall mutually prepare Internal Revenue Service Form 8023 (with all attachments) and cooperate with each other to take all actions necessary and appropriate (including filing such additional forms, returns, elections, schedules and other documents as may be required) to effect and preserve the Section 338(h)(10) Election (or any comparable provisions of state, local and foreign tax law).

(b) Following the Closing, Buyer shall prepare a proposed allocation of the Purchase Price (and any liabilities of the Company that are liabilities for Tax purposes) among the various classes of the Company’s assets (as such classes are defined for purposes of Section 1060 of the Code and the Treasury Regulations thereunder) (as modified pursuant to any reasonable comments from Seller, the “Section 338(h)(10) Allocations”) Each of Seller and Buyer agrees to (i) be bound by the Section 338(h)(10) Allocations (as modified pursuant to any reasonable comments from Seller), (ii) act in accordance with such Section 338(h)(10) Allocations in the filing of all Returns (including Form 8883) and in the course of any Tax audit, Tax review or Tax litigation related thereto, and (iii) take no position and cause or permit their respective affiliates to take no position inconsistent with such Section 338(h)(10) Allocations for income Tax purposes, including United States federal and state income Tax, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code or similar provision of applicable foreign law.

6.6. Preparation and Filing of Pre-Closing and Post-Closing Period Tax Returns.

(a) Seller shall prepare, or cause to be prepared, and file, or cause to be filed, all Returns of the Company for all periods ending on or prior to the Closing Date which are filed after the Closing Date. Seller shall permit the Buyer to review and comment on each such Return prior to filing. The Seller shall pay all Taxes required to be shown as due on such Returns, including any Taxes resulting from the Section 338(h)(10) Election.

(b) Buyer shall prepare, or cause to be prepared, and file, or cause to be filed, all Returns of the Company for Tax periods which begin before the Closing Date and end after the Closing Date. Buyer shall permit Seller to review and comment on each such Tax Return prior to filing. The Seller shall pay to the Buyer, within five (5) days following any demand by the Buyer, with respect to such Return, an amount equal to the portion of such Taxes which relates to the portion of such taxable period ending on the Closing Date (as determined pursuant to Section 6.4 hereof).

(c) Buyer and Seller agree that they intend that, as a result of the Purchase, the taxable year for federal and state (in those states that conform to federal treatment or otherwise provide for the termination of the taxable year at such time) income tax purposes of the Company will terminate at the close of the Closing Date.

ARTICLE VII

LABOR MATTERS, EMPLOYEE

RELATIONS AND BENEFITS

7.1. Defined Benefit Plan. Prior to the Closing Date, Seller shall take all action necessary to spin-off and transfer that portion of the assets and liabilities of Seller’s defined benefit pension plan that covers the Business Employees and Former Business Employees to a defined benefit plan to be maintained and sponsored solely by the Company (the “Transferred Plan”). Such spin-off and transfer shall be accomplished in accordance with the requirements of Section 414(l) of the Code. Seller shall make all filings with the Pension Benefit Guaranty Corporation required as a result of such spin-off and shall provide a copy of any such filing to Buyer.

7.2. 401(k) Plan. Effective on or as soon as administratively practical after the Closing Date, Seller shall take all action necessary to transfer that portion of the assets and liabilities of Seller’s 401(k) tax qualified retirement plan that covers the Business Employees to a 401(k) tax qualified retirement plan to be maintained and sponsored solely by the Company. Such spin-off and transfer shall be accomplished in accordance with the requirements of Section 414(l) of the Code.

7.3. Collective Bargaining Agreements. Buyer shall honor all collective bargaining agreements listed on Schedule 7.3 to the extent that such agreements are in effect as of the Closing.

7.4. Pre-Closing Benefits. Seller shall continue to provide benefits under the Seller Benefit Plans to the Business Employees on substantially the same basis through the Closing Date.

7.5. Post-Closing Benefits. Except as otherwise provided in the Services Agreement, on and after the Closing Date, Buyer shall provide, or shall cause the Company to provide to the Business Employees compensation and benefits plans, programs and arrangements commensurate with that provided to employees of companies that are similar, in size and nature of business, to the Company. Such plans shall not deny or delay Business Employees coverage on the basis of pre-existing conditions or waiting periods and shall credit such Business Employees with (a) all service recognized by Seller for purposes of vesting and vacation accruals and (b) any deductibles and out-of-pocket expenses paid by such Business Employees under the Seller Benefit Plans in the current year (the “Plan Expenses”); provided that such Plan Expenses will be credited only to the extent that Seller provides or causes the third party administrator for its group health plan to provide, within thirty (30) days of the Closing Date (or end of the coverage period under the Services Agreement, if later) a listing of such Plan Expenses. To the extent that Seller or its third party administrator determines that Seller’s group health plan requires written authorization to disclose the Plan Expenses under the Health Insurance Portability and Accountability Act of 1996, Buyer will assist Seller in obtaining such authorization from the Business Employees. To the extent written authorization is required by Seller or its third party administrator as a condition of disclosing the Plan Expenses and a Business Employee does not provide such authorization within the time prescribed by the requesting party, such Business Employee will not receive credit for his or her Plan Expenses.

7.6. COBRA. Seller shall be responsible for claims relating to continuation coverage required under Section 4980 of the Code, Part 6 of Title I of ERISA or applicable state law (“COBRA”) attributable to “qualifying events” occurring on or prior to the Closing Date with respect to any individual, including the Business Employees and Former Business Employees and their covered spouses and dependents. Buyer shall be responsible for claims relating to continuation coverage under COBRA attributable to qualifying events occurring after the Closing Date with respect to the Business Employees and their covered spouses and dependents.

7.7. Flexible Spending Accounts. Within thirty (30) days following the Closing Date (or the end of the coverage period under the Services Agreement, if later), Seller shall transfer to Buyer an amount in cash equal to the balance to the credit of each Business Employee under any health or dependent care flexible spending account sponsored by Seller. The balance of any such account shall be equal to the amount of the Business Employee’s contributions for the current year, less the amount of any claims submitted on or prior to the Closing Date (or the end of the coverage period under the Services Agreement, if later). Seller shall be responsible for payment of all claims against such accounts submitted on or prior to the Closing Date (or the end of the coverage period under the Services Agreement, if later). Buyer shall credit the transferred amounts to accounts of a similar character established by Buyer for the benefit of the Business Employees with respect to whom such amounts are transferred and shall be responsible for the payment of any claims submitted against such accounts after the Closing Date (or the end of the coverage period under the Services Agreement, if later).

7.8. Disability Claims. Seller shall promptly pay to Buyer or the Company any amounts recovered by Seller following the Closing pursuant to insurance coverage of Seller with respect to claims for disability benefits and workers’ compensation claims made by or on behalf of Business Employees or Former Business Employees with respect to events or injuries occurring on or prior to the Closing Date.

7.9. No Third-Party Beneficiary or ERISA Rights. Nothing herein, expressed or implied, shall confer upon any Business Employees or Former Business Employees (or any of their beneficiaries or alternate payees) any rights or remedies (including without limitation, any right to employment or continued employment, or any right to compensation or benefits for any period) of any nature or kind whatsoever, under or by reason of this Agreement or otherwise. In addition, the provisions of this Article VII, are for the sole benefit of the parties to this Agreement and are not for the benefit of any third party. Nothing in this Agreement shall be interpreted to establish or amend any “employee benefit plan” within the meaning of Section 3(3) of ERISA and no provision shall be construed to prevent Buyer or the Company from terminating or modifying to any extent or in any respect any benefit plan that Buyer or the Company may establish or maintain.

ARTICLE VIII

INDEMNIFICATION

8.1. Indemnification by Seller. Subject to the limits set forth in this Section 8.1, from and after the Closing, Seller shall defend, indemnify and hold Buyer and its affiliates harmless from and against and in respect of any and all actual losses, liabilities, damages, judgments, settlements and expenses, including reasonable attorneys’ fees, but excluding lost profits, consequential, punitive, special or indirect damages (hereinafter “Buyer Losses”) arising out of (a) fraud of Seller or the Company in respect of any representation or warranty contained in this Agreement, (b) any and all Taxes with respect to any taxable period of the Company ending on or before the Closing Date or any income or franchise Tax arising as a result of a Section 338(h)(10) Election, and with respect to any Straddle Period, or any portion thereof ending on the Closing Date, (c) any Tax imposed upon Seller, a Seller Group or any affiliate of Seller for any period, (d) any Tax for which the Company may be liable prior to its acquisition by Buyer (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor or (iii) by contract or (e) the GECAS Litigation. Buyer shall give Seller prompt written notice of any third party claim which may give rise to any indemnity obligation under this Article VIII, together with the estimated amount of such claim, and Seller shall have the right to assume the defense of any such claim through counsel of its own choosing by so notifying Buyer within sixty (60) days of receipt of Buyer’s written notice; provided, however, that Seller’s counsel shall be reasonably satisfactory to Buyer. Failure to give prompt notice shall not affect the indemnification obligations hereunder in the absence of actual prejudice. If Buyer desires to participate in any such defense assumed by Seller, it may do so at its sole cost and expense. If Seller declines to assume any such defense, it shall be liable for all reasonable costs and expenses of defending such claim incurred by Buyer, including reasonable fees and disbursements of counsel. Neither party shall, without the prior written consent of the other party, which consent shall not be unreasonably withheld, settle, compromise or offer to settle or compromise any such claim or demand on a basis which would result in the imposition of an Order which would restrict the future activity or conduct of the other party or any subsidiary or affiliate thereof or if such settlement or compromise does not include an unconditional release of the other party for any liability arising out of such claim or demand or any related claim or demand.

8.2. Indemnification by Buyer. Subject to the limits set forth in this Section 8.2, from and after the Closing, Buyer shall defend, indemnify and hold Seller and its affiliates harmless from and against and in respect of any and all actual losses, liabilities, damages, judgments, settlements and expenses, including reasonable attorneys’ fees, but excluding lost profits, consequential, punitive, special or indirect damages (hereinafter “Seller Losses”) arising out of (a) fraud of Buyer in respect of any representation or warranty contained in this Agreement or (b) any and all Taxes with respect to any taxable period of the Company commencing on or after the Closing Date and with respect to any Straddle Period, or portion thereof, ending after the Closing Date, in each case that are not an income or franchise Tax arising as a result of a Section 338(h)(10) Election. Seller shall give Buyer prompt written notice of any third party claim which may give rise to any indemnity obligation under this Article VIII, together with the estimated amount of such claim, and Buyer shall have the right to assume the defense of any such claim through counsel of its own choosing by so notifying Seller within sixty (60) days of receipt of Seller’s written notice; provided, however, that Buyer’s counsel shall be reasonably satisfactory to Seller. Failure to give prompt notice shall not affect the indemnification obligations hereunder in the absence of actual prejudice. If Seller desires to participate in any such defense assumed by Buyer, it may do so at its sole cost and expense. If Buyer declines to assume any such defense, it shall be liable for all reasonable costs and expenses of defending such claim incurred by Seller, including reasonable fees and disbursements of counsel. Neither party shall, without the prior written consent of the other party, which consent shall not be unreasonably withheld, settle, compromise or offer to settle or compromise any such claim or demand on a basis which would result in the imposition of an Order which would restrict the future activity or conduct of the other party or any subsidiary or affiliate thereof or if such settlement or compromise does not include an unconditional release of the other party for any liability arising out of such claim or demand or any related claim or demand.

8.3. Indemnification Calculations. The parties agree that any indemnification payments made pursuant to this Agreement shall be treated for Tax purposes as an adjustment to the Purchase Price, unless otherwise required by applicable law.

8.4. Survival. The parties hereto acknowledge and agree that no representation or warranty contained herein shall survive the Closing, and (a) neither Buyer nor any of its affiliates shall have any right to recover for any Buyer Losses in respect of any representation or warranty contained in this Agreement unless the Loss results from fraud of Seller or the Company (in which case such representation or warranty shall nonetheless survive solely for purposes of such Buyer (or its affiliates’, as applicable) claim and recovery for such Buyer Losses and (b) neither Seller nor any of its affiliates shall have any right to recover for any Seller Losses in respect of any representation or warranty contained in this Agreement unless the Loss results from fraud of Buyer (in which case such representation or warranty shall nonetheless survive solely for purposes of such Seller (or its affiliates’, as applicable) claim and recovery for such Seller Losses. The covenants and agreements to be performed exclusively and in their entirety prior to the Closing pursuant to this Agreement shall terminate at the Closing, and all other covenants and agreements shall survive the Closing and remain in effect indefinitely or in accordance with their terms.

8.5. Other Rights and Remedies Not Affected. The indemnification rights of the parties hereunder are independent of and in addition to such rights and remedies as the parties may have at Law or in equity or otherwise for (a) fraud or willful misrepresentation on the part of Seller, the Company or their respective Representatives, or Buyer or its Representatives, as applicable, or (b) failure to fulfill any agreement or covenant hereunder including the right to seek specific performance, rescission or restitution, none of which rights or remedies shall be affected or diminished hereby.

8.6. Environmental Indemnification and Limitations.

(a) From and after the Closing, Seller shall defend, indemnify and hold Buyer and its affiliates harmless from and against and in respect of any and all Buyer Losses arising out of the Remedial Actions or any other Remediation reasonably necessary to achieve the applicable Remediation Standard at, on or under the Real Property and all related fines, penalties, legal fees, expert fees, Governmental Authority oversight costs and costs of a similar nature (all Buyer Losses referred to in this Section 8.6(a) shall be collectively referred to as “Environmental Losses”. Seller shall not be obligated to defend, indemnify and hold Buyer and its affiliates harmless from and against Environmental Losses (i) until Buyer has incurred Environmental Losses in an amount in excess of One Million Dollars ($1,000,000) (“Environmental Indemnity Threshold”) and then only to the extent of such excess; and (ii) in no event shall Seller’s liability pursuant to this Section 8.6(a) exceed an amount equal to the lesser of: (A) the Environmental Cost Estimate minus the Environmental Indemnity Threshold; or (B) Two Million Dollars (the “Environmental Indemnity Cap”. For the avoidance of doubt, Environmental Losses satisfied by Buyer from the Environmental Offset Amount shall be deemed to be amounts paid in satisfaction of Seller’s indemnification obligation under this Section 8.6(a).

(b) Notwithstanding anything to the contrary herein, Buyer and its affiliates shall have the exclusive right to control, direct and implement any and all Remediation, including without any limitation any Remedial Action; provided that such Remediation shall be carried out in the most cost effective manner consistent with the applicable Remediation Standard.

(c) Notwithstanding anything to the contrary herein, in the event and to the extent Seller or Buyer recovers costs from any third party with respect to any Environmental Losses (including without limitation from any insurer) (“Third Party Proceeds”), Buyer shall first be entitled to a portion of the Third Party Proceeds up to an amount equal to any Environmental Losses incurred by Buyer in excess of the Environmental Indemnity Cap. To the extent any Third Party Proceeds remain thereafter, Seller shall next be entitled to a portion of the Third Party Proceeds up to an amount equal to any Environmental Losses indemnified by Seller pursuant to Section 8.6(a). To the extent any Third Party Proceeds remain thereafter, Buyer shall be entitled to any remaining portion of the Third Party Proceeds up to the Environmental Indemnity Threshold. Any remaining Third Party Proceeds shall be distributed equally to Buyer and Seller. Buyer and Seller shall cooperate with respect to any claims or actions against third parties with respect to any potential Third Party Proceeds.

ARTICLE IX

MISCELLANEOUS

9.1. Certain Definitions. For purposes of this Agreement, the following defined terms shall have the meanings indicated below:

“737-200 Data License Agreement” means that certain Data License Agreement No. 6-1171-DA-458, dated August 31, 1993, between Aeroplex and Boeing, for Boeing Model 737-200 Aircraft, Passenger to Cargo Modification, as amended by the 737-200 Assignment Agreement.

“737-300 Data License Agreement” means that certain Data License Agreement No. 6-1171-DA-260, dated December 15, 1989, between Aeroplex and Boeing, for Boeing Model 737-300 Aircraft, Passenger to Cargo Modification, as amended on January 2, 1992 to include Boeing Model 737-400 and 737-500 Aircraft, and as further amended by the 737-300 Assignment Agreement.

“757 Data License Agreement” means that certain Data License Agreement No. 6-1171-DA-545, dated July 14, 1992, between Aeroplex and Boeing, for Boeing Model 757-200 Aircraft, Passenger to Cargo Modification, as amended by the 757 Assignment Agreement.

“737-200 Assignment Agreement” means that certain Assignment of and Amendment to Data License Agreement No. 6-1171-DA-458, dated as of August 16, 2004, by and among Aeroplex, the Company and Boeing, which provided for, among other things, the assignment of the 737-200 Data License Agreement from Aeroplex to the Company.

“737-300 Assignment Agreement” means that certain Assignment of and Amendment to Data License Agreement No. 6-1171-DA-260, dated as of August 10, 2004, by and among Aeroplex, the Company and Boeing, which provided for, among other things, the assignment of the 737-300 Data License Agreement from Aeroplex to the Company.

“757 Assignment Agreement” means that certain Assignment of and Amendment to Data License Agreement No. 6-1171-DA-545, dated as of September 29, 2004, by and among Aeroplex, the Company and Boeing, which provided for, among other things, the assignment of the 757 Data License Agreement from Aeroplex to the Company.

“Aeroplex” means Pemco Aeroplex, Inc., an Alabama corporation and a wholly-owned subsidiary of the Seller.

“Assignment Agreements” means, collectively, the 737-200 Assignment Agreement, the 737-300 Assignment Agreement and the 757 Assignment Agreement.

“Boeing” means The Boeing Company.

“Boeing Data License Agreements” means, collectively, the 737-200 Data License Agreement, the 737-300 Data License Agreement and the 757 Data License Agreement.

“Business Day” shall mean a day other than a Saturday, Sunday or other day on which banks located in New York City are authorized or required by Law to close.

“Change of Control” shall mean (a) a merger or consolidation of the Seller with or into any other corporation or other entity or person or (b) a sale, lease, exchange or other transfer in one transaction or a series of related transactions of all or substantially all the Seller’s outstanding securities or all or substantially all the Seller’s assets; provided that the following events shall not constitute a “Change of Control”: (i) a merger or consolidation of the Seller in which the holders of the voting securities of the Seller immediately prior to the merger or consolidation hold at least a majority of the voting securities in the successor corporation immediately after the merger or consolidation; (ii) a sale, lease, exchange or other transaction in one transaction or a series of related transactions of all or substantially all of the Seller’s assets to a wholly owned subsidiary corporation or; (iii) a mere reincorporation of the Seller’s.

“Collective Bargaining Agreement” shall mean any and all agreements, understandings, contracts, letters, side letters, grievance or arbitration settlements, and contractual obligations of any kind, nature and description, oral or written, involving or entered into between any employer and any labor organization, union, association, agency or employee committee or plan, including but not limited to the agreements identified in Schedule 7.3.

“Contract” shall mean any agreement, contract, license, lease, commitment, arrangement or understanding, whether written or oral, including any sales order or purchase order.

“Current Assets” shall mean any and all current assets of the Company that are categorized as such on the Draft Closing Balance Sheet or Closing Balance Sheet, as applicable, prepared in conformity with GAAP.

“Current Liabilities” shall mean any and all liabilities of the Company that are categorized as such on the Draft Closing Balance Sheet or Closing Balance Sheet, as applicable, prepared in conformity with GAAP.

“Environmental Offset Amount” shall mean an amount equal to the lesser of (i) One Million Dollars ($1,000,000) and (B) the Environmental Cost Estimate minus One Million Dollars ($1,000,000); provided, that in no event shall the Environmental Offset Amount be less than Zero Dollars ($0).

“GECAS Litigation” shall mean, collectively, GE Capital Aviation Services, Inc. v. Pemco World Air Services, Inc., Index No. 600006/04, (Supreme Court of the State of New York) and Pemco World Air Services, Inc. v. GE Capital Aviation Services, Inc., CV-2004-17-M (Circuit Court of Dale County, Alabama).

“Indebtedness” shall mean any of the following: (a) any indebtedness for borrowed money, (b) any obligations evidenced by bonds, debentures, notes or other similar instruments, (c) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other Current Liabilities arising in the ordinary course of business, (d) any obligations as lessee under capitalized leases, (e) any indebtedness created or arising under any conditional sale or other title retention agreement with respect to acquired property, (f) any obligations, contingent or otherwise, under acceptance credit, letters of credit or similar facilities, and (g) any guaranty of any of the foregoing.

“Independent Accounting Firm” shall mean Deloitte & Touche LLP or such other independent accounting firm of national reputation as may be mutually acceptable to Seller and Buyer.

“Independent Actuarial Firm” shall mean Milliman, Inc. or such other independent actuarial firm of national reputation as may be mutually acceptable to Seller and Buyer.

“Intellectual Property” shall mean all foreign and domestic (a) copyright rights (whether registered, unregistered, or applications therefor), (b) trademarks or service marks (whether registered, unregistered, or applications therefor), trade names, trade dress, and domain names, together with the goodwill associated with any of the foregoing, (c) trade secrets, inventions (whether or not patentable), know-how, formulae and processes, patents (including all applications, reissues, divisions, continuations and extensions thereof), proprietary models, software, databases, websites, customer information, client lists and information technology. Intellectual Property owned or licensed for use by the Company in connection with the business of the Company shall be referred to as “Company Intellectual Property” and Intellectual Property owned by the Company in connection with the business of the Company shall be referred to as “Company Owned Intellectual Property”.

“knowledge” of a party shall mean (a) with respect to Seller, with respect to any matter in question, the actual knowledge of Ron Aramini, Doris Sewell, Chris Walker, Kevin Casey or Randy Shealy, and (b) with respect to Buyer, with respect to any matter in question, the actual knowledge of Gary Talarico and Dave Blechman.

“Law” shall mean any statute, law (including common law), constitution, treaty, ordinance, directive, code, order, decree, judgment, rule, regulation and any other binding requirement or determination of any Governmental Authority.

“Lien” shall mean any lien, claim, charge, security interest, option, pledge, right of first refusal, other legal or equitable encumbrances, agreements, voting trusts, proxies or other agreements or restrictions (other than restrictions imposed by applicable securities laws).

“Material Adverse Effect” shall mean, when used in connection with the Company, any fact, event, change, circumstance or effect that is, or is reasonably likely to be, materially adverse to the business, assets, revenues, liabilities, financial condition or results of operations of the Company, taken as a whole, other than any fact, event, change, circumstance or effect relating to, arising out of, or resulting from (a) events affecting the United States or global economy or capital or financial markets generally, unless such events affect the Company disproportionately, (b) changes in conditions in the industries in which the Company or its customers operate, unless such changes affect the Company disproportionately, (c) changes in Laws, unless such changes affect the Company disproportionately, (d) earthquakes, hurricanes, tornadoes or similar catastrophes, or acts of war, sabotage, terrorism, military action or any escalation or worsening thereof whether commenced before or after the date hereof, and whether or not pursuant to the declaration of national emergency or war or (e) this Agreement, the announcement thereof, the transactions contemplated hereby and the identity or involvement by Buyer or its affiliates.

“Net Working Capital” shall mean Current Assets minus Current Liabilities minus any Indebtedness of the Company (excluding Taxes for which Seller is obligated to provide indemnification pursuant to Article VIII).

“Net Working Capital Target” shall mean Four Million Seven Hundred Twenty Eight Thousand Dollars ($4,728,000).

“Order” shall mean any award, injunction, judgment, decree, order, ruling, subpoena or verdict or other decision issued, promulgated or entered by or with any Governmental Authority.

“Permitted Liens” means (a) mechanic’s, materialmen’s and similar liens, (b) liens for Taxes not yet due and payable or being contested in good faith by appropriate proceeding; (c) zoning, building and other land use laws imposed by any Governmental Authority and (d) easements, covenants, conditions, restrictions and other similar matters of record affecting real property title and such other real property title defects which would not be reasonably expected to have a Material Adverse Effect.

“Person” shall mean an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated association, a Governmental Authority or any agency, instrumentality or political subdivision of a Governmental Authority, or any other entity or body.

“Remediation” shall mean to investigate, test, remediate, clean up, eliminate, treat, contain, assess, evaluate, monitor, remove, reduce, control, mitigate or in any way address the presence, Release, discharge or migration of any Hazardous Substance.

“Remediation Standard” shall mean the most cost effective Remediation that (a) complies with applicable Environmental Laws; (b) meets the applicable cleanup or remediation standards set forth in any applicable cleanup or remediation guideline, standard or level established or issued by any Governmental Authority or contained in any applicable Environmental Law (“Applicable Cleanup Level”); (c) complies with any Lease requirements or obligations; (d) is acceptable to the Lessor; (e) is acceptable to applicable Governmental Authorities; and (f) complies with any conditions or requirements of any settlements or other written agreements with third parties.

“Transaction Documents” shall mean this Agreement and the Services Agreement.

9.2. Termination and Abandonment.

(a) General. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time, but not later than the Closing Date:

(i) by mutual written consent of Buyer and Seller; or

(ii) by either Buyer or Seller if an Order is issued that prohibits the consummation of the Purchase and such Order is final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (ii) shall have used its best efforts to have such Order vacated or denied; or

(iii) by either Buyer or Seller if the Closing shall not have been consummated on or before November 30, 2007; provided that if the Closing shall not occur on or before such date due to the act or omission of, or breach of representation, warranty, covenant or agreement hereunder by, Seller or Buyer, then that party may not terminate this Agreement pursuant to this clause (iii); or

(iv) by either Buyer or Seller if the approval of this Agreement by the Required Seller Stockholders shall not have been obtained; provided that the right to terminate this Agreement under this Section 9.2(a)(iv) shall not be available to Seller if Seller is in breach of its obligations under Sections 4.15 and the first sentence of Section 4.17; or

(v) by Buyer if there has been a violation or breach by Seller of any covenant, representation or warranty contained in this Agreement which has prevented the satisfaction of any condition to the obligations of Buyer set forth in Sections 5.2(a) or 5.2(b) and such violation or breach has not been waived by Buyer; provided, however, Buyer has notified Seller of the respective breach and such breach has continued without cure for a period of twenty (20) days after delivery of such notice of breach, and there is a reasonable likelihood that such breach will result in an inability of Seller to satisfy the conditions set forth in Sections 5.2(a) or 5.2(b); or

(vi) by Seller if there has been a violation or breach by Buyer of any covenant, representation or warranty contained in the Agreement which has prevented the satisfaction of any condition to the obligations of Seller set forth in Section 5.3(a) or 5.3(b) and such violation or breach has not been waived by Seller; provided, however, Seller has notified Buyer of the respective breach and such breach has continued without cure for a period of twenty (20) days after delivery of such notice of breach, and there is a reasonable likelihood that such breach will result in an inability of Buyer to satisfy the conditions set forth in Sections 5.3(a) or 5.3(b);

(vii) By Buyer if the Environmental Cost Estimate exceeds Three Million Dollars ($3,000,000); or

(viii) By Buyer if (A) the written consent of the Lessor is not obtained to conduct the On-Site Phase II Work; (B) the Access Agreement is not executed by Seller, the Company and Lessor; (C) the consent of the Off-Site Property Owners to conduct the Off-Site Phase II Work is not timely obtained; (D) the Consultant Opinion report indicates there is a reasonable likelihood based on the On-Site Phase II Work or Off-Site Phase II Work that Hazardous Substances have migrated or have been Released from the Real Property to off-site locations or have impacted any municipal water supply well or system; or (E) the Consultant Opinion Report indicates there is a reasonable likelihood based on the On-Site Phase II Work or Off-Site Phase II Work that Hazardous Substances from the Real Property have been Released to the Off-Site Property.

(b) Procedure Upon Termination. In the event of the termination and abandonment of this Agreement, written notice thereof shall promptly be given to the other party hereto and this Agreement shall terminate and the transactions contemplated hereby shall be abandoned without further action by any of the parties hereto; provided, however, that nothing herein shall relieve any party from liability for any breach hereof and, provided, further, that Buyer shall promptly deliver to Seller all documents, work paper and other materials of Seller and the Company related to the transactions contemplated hereby, whether or not obtained before or after the execution hereof.

(c) Survival of Certain Provisions. Only the respective obligations of the parties hereto pursuant to Sections 4.1(c), 4.4 and this Article IX shall survive any termination of this Agreement.

9.3. Fees and Expenses. Whether or not the transactions contemplated hereby are consummated, except as expressly provided herein or in the Reimbursement Agreement, by and among Seller and Buyer, dated as of July 10, 2007, each of the parties hereto shall pay its own fees and expenses incident to the negotiation, preparation and execution of this Agreement, including attorneys’, accountants’ and other advisors’ fees and the fees and expenses of any broker, finder or agent retained by such party in connection with the transactions contemplated by this Agreement; provided, however, that Seller shall pay all of the expenses related to printing, filing and mailing the Proxy Statement; provided, further, that if the transactions contemplated hereby are consummated, (a) the Seller shall pay all pre-Closing fees and expenses of the Company, if any and (b) the Company shall pay all fees and expenses of Buyer. Notwithstanding the foregoing, if this Agreement is terminated pursuant to Section 9.2(a)(iv), then Seller shall pay to Buyer, in cash by wire transfer of immediately available funds to an account designated by Buyer, within five (5) Business Days following such termination, all of Buyer’s reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants) incurred by or on behalf of Buyer in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation of the Proxy Statements, the solicitation of the vote of the Required Seller Stockholders, financing and all other matters relating to the closing of the Purchase; provided that such payment shall in no event exceed Two Million Five Hundred Thousand Dollars ($2,500,000) in the aggregate.

9.4. Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally or mailed, certified or registered mail with postage prepaid, or sent by telegram or telecopy, as follows:

(a)	if to Seller, to it at:

Pemco Aviation Group, Inc.

1943 North 50th Street

Birmingham, AL 35212

Telecopy: (205) 592-6306

Attention: Randy Shealy

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

12636 High Bluff Drive, Suite 400

San Diego, CA 92130-2071

Telecopy: (858) 523-5450

Attention: Craig M. Garner, Esq.

(b)	if to Buyer, to it at:

WAS Aviation Services, Inc.

c/o Sun Capital Partners, Inc.

5200 Town Center Circle

Suite 470

Boca Raton, Florida 33486

Attention: Gary Talarico and Deryl Couch

Facsimile: (561) 394-0540

with a copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

Telecopy: (212) 309-6001

Attention: Steven A. Navarro, Esq.

or to such other person or address as a party shall specify by notice in writing to the other parties. All such notices, requests, demands, waivers and communications shall be deemed to have been received on the date of personal delivery or on the third Business Day after the mailing thereof or, in the case of notice by telecopier, when receipt thereof is confirmed by telephone.

9.5. Entire Agreement. This Agreement (including the Schedules and Exhibits hereto), the Confidentiality Agreement and the other Transaction Documents constitute the entire agreement between the parties hereto and supersede all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof.

9.6. No Third Party Beneficiaries. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Other than Section 8.1 and Section 8.2, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

9.7. Assignability. This Agreement shall not be assigned by any of the parties hereto without the prior written consent of the other parties; provided that Buyer may, without the prior written consent of Seller, assign all of its rights hereunder to any Person who acquires all or substantially all of the business and assets of the Buyer or any of its subsidiaries, any its affiliates and to any financial institution, lender or investor providing to Buyer debt or equity financing in connection with the Purchase; provided that, notwithstanding any such assignment, Buyer shall remain liable to perform all of its obligations hereunder, including without limitation the obligations to fund the full amount of the Purchase Price.

9.8. Amendment and Modification; Waiver. Subject to applicable law, this Agreement may be amended, modified and supplemented only by a written instrument authorized and executed on behalf of each of the parties hereto at any time prior to the Closing Date with respect to any of the terms contained herein. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the party so waiving. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants, or agreements contained herein, and in any documents delivered or to be delivered pursuant to this Agreement and in connection with the Closing hereunder. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other or subsequent breach.

9.9. Public Announcements. Unless otherwise required by law, prior to the Closing Date, no news release or other public announcement pertaining to the transactions contemplated by this Agreement will be made by or on behalf of any party or their affiliate, and each party shall cause its affiliates not to make such release or announcement. Prior to issuing a press release or other public announcement required by law with respect to the execution and delivery of or the transactions contemplated by this Agreement, Buyer and Seller shall consult with each other and each party shall have reasonable opportunity to comment on such press release, and prior to issuing a press release or other public announcement with respect to the Closing, Buyer and Seller shall agree on the form of such press release or other public announcement.

9.10. Section Headings; Table of Contents. The section headings contained in this Agreement and the Table of Contents to this Agreement are inserted for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

9.11. Severability. If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, all other provisions of this Agreement shall not be affected and shall remain in full force and effect.

9.12. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument.

9.13. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any state or federal court sitting in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than such courts sitting in the State of Delaware.

9.14. Waiver of Jury Trial. THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY ACTION OR PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

9.15. Governing Law. This Agreement (including any claim or controversy arising out of or relating to this Agreement) shall be governed by, and construed in accordance with, the laws of the State of Delaware without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

9.16. Sophistication of the Parties; Representation by Counsel. Each party hereto hereby acknowledges and agrees that it has consulted legal counsel in connection with the negotiation of this Agreement and that it has bargaining power equal to that of the other parties in connection with the negotiation and execution of this Agreement. Accordingly, the parties agree the rule of contract construction to the effect that an agreement shall be construed against the draftsman shall have no application in the construction or interpretation of this Agreement. Buyer further acknowledges that (a) Seller and/or its affiliates have been, and may be, represented by the law firm of Latham & Watkins LLP in connection with this Agreement and the transactions contemplated hereby, and (b) Buyer (on its own behalf and as duly authorized representative of its affiliates) (i) consents without qualification to the continued representation of Seller and/or its affiliates by such firm in connection with all such matters, notwithstanding any past, current or future representation by such firm of any of Buyer or its affiliates, and (ii) agrees that any such representation by such firm of Seller and/or its affiliates shall not constitute a breach of any duty (if any) owed by such firm to Buyer or its affiliates.

9.17. Interpretation.

(a) The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting either gender shall include both genders as the context requires. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(b) The terms “hereof”, “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(c) When a reference is made in this Agreement to an Article, Section, paragraph, Exhibit or Schedule, such reference is to an Article, Section, paragraph, Exhibit or Schedule to this Agreement unless otherwise specified.

(d) The word “include”, “includes”, and “including” when used in this Agreement shall be deemed to be followed by the words “without limitation”, unless otherwise specified.

(e) Reference to any Law means such Law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder.

(f) Reference to “days” other than Business Days shall be construed to refer to calendar days.

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

WAS AVIATION SERVICES, INC.

By:	/s/ David Blechman
Name: David Blechman
Title: Vice President and Assistant Secretary

PEMCO AVIATION GROUP, INC.

By:	/s/ Randall C. Shealy
Name: Randall C. Shealy
Title: Senior Vice President and Chief Financial Officer

Solely for purposes of Section 4.15 (Exclusivity) and Section 9.9 (Public Announcements)

PEMCO WORLD AIR SERVICES, INC.

By:	/s/ Randall C. Shealy
Name: Randall C. Shealy
Title: Treasurer and CFO